FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 13, 2006
Commission File Number:   0-30204
                          --------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form
                        20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


Exhibit     Date                       Description of Exhibit
-------     ----                       ----------------------

   1       2006/11/09     IIJ Announces Second Quarter Results for the Year
                          Ending March 31, 2007

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Internet Initiative Japan Inc.




Date:  November 13, 2006             /s/ Koichi Suzuki
                                    --------------------------------------------
                                    Koichi Suzuki
                                    President, Chief Executive Officer and
                                    Representative Director

EXHIBIT 1
---------

                  IIJ Announces Second Quarter Results for the
                           Year Ending March 31, 2007

  Continuous Increase in Revenues and Profits due to Strong Business
                              Environment


    TOKYO--(BUSINESS WIRE)--Nov. 9, 2006--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange Mothers: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the second quarter of the fiscal year ending March 31, 2007 ("FY2006").(1)

    Highlights of Second Quarter FY2006 Results

    -- Revenue totaled JPY 14,007 million ($118.7 million), an increase of 17.4% from 2Q05.

    -- Operating income was JPY 811 million ($6.9 million), an increase of 59.9% from 2Q05.

    -- Net income was JPY 2,120 million ($18.0 million), an increase of 111.9% from 2Q05.

    Target for FY2006(2)

    -- As announced on November 2, 2006, IIJ revised its original targets for FY2006 that were announced on May 10, 2006. The revised targets are JPY 56 billion for revenues, JPY 3.2 billion for operating income, JPY 5 billion for income before income tax expense (benefit) and JPY 5 billion for net income.

    Overview of 2nd Quarter of FY2006 Financial Results and Business
Outlook(2)

    "We had a very strong second quarter, with revenues and profits increasing compared to the same period last year," said Koichi Suzuki, President and CEO of IIJ. "The business environment in IIJ's key markets remained quite strong this quarter. Corporate customers continued to shift to higher speed connectivity services due to the steady expansion of corporate network usage. We also continued to see strong demand for outsourcing services because corporate customers faced an increase of network-related security incidents and an overall shortage of Internet engineers. Corporate customers also increased the construction of internal information technology networks based on Internet technology. For Internet connectivity services, revenues turned to increase compared to the previous quarter, despite the continued stiff competition. The shift of customers to relatively lower-priced broadband services has almost completed and customers of IP Services, which are mainly used for Internet connectivity at corporate headquarters and data centers, shifted to higher-speed connections. Additionally, the number of contracts for broadband services for the connection of corporate branch offices and shops via Internet VPN increased. For value-added services, revenues increased in a number of areas, including e-mail related services that provide virus-fighting functions, isolate spam and record outgoing and incoming e-mails comprehensively, security-related services, Internet VPN related services and data center services. For systems integration, revenues rose mainly due to an increase in projects for companies that selected us to construct corporate information technology networks that use Internet technology, systems related to online business expansion and to enhance existing systems. In addition, we introduced several new e-mail and security-related products this quarter and will continue to try to capitalize on the growing demand in out target markets."

    "According to the favorable financial results for the first half of FY2006, we announced revised targets for FY2006 on November 2, 2006," said Akihisa Watai, CFO of IIJ. "We revised our revenue target for FY2006 from JPY 55 billion to JPY 56 billion. We maintain our target for operating income of JPY 3.2 billion for FY2006, since our annual revenues and operating income are largely influenced by the financial results in the fourth quarter, which is very strong historically due to seasonal factors mainly related to corporate spending on systems integration projects, and those figures tend to fluctuate greatly in that period."



2nd Quarter FY2006 Financial Results
----------------------------------------------------------------------
              Operating Results Summary              (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05    change
----------------------------------------------------------------------
Total Revenues                                14,007   11,929    17.4%
----------------------------------------------------------------------
Total Costs                                   11,448    9,873    16.0%
----------------------------------------------------------------------
SG&A Expenses and R&D                          1,747    1,549    12.8%
----------------------------------------------------------------------
Operating Income                                 811      507    59.9%
----------------------------------------------------------------------
Income before Income Tax Expense               1,145    1,097     4.4%
----------------------------------------------------------------------
Net Income                                     2,120    1,001   111.9%
----------------------------------------------------------------------


    Revenues

    Revenues in 2Q06 totaled JPY 14,007 million, an increase of 17.4% from JPY 11,929 million in 2Q05.



                      Revenues                       (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05    change
----------------------------------------------------------------------
Total Revenues:                               14,007   11,929    17.4%
----------------------------------------------------------------------
Connectivity and Value-added Services          6,156    5,767     6.7%
----------------------------------------------------------------------
Systems Integration                            7,221    5,162    39.9%
----------------------------------------------------------------------
Equipment Sales                                  630    1,000  (37.0%)
----------------------------------------------------------------------


    Connectivity and Value-added Services ("VAS") revenues were JPY 6,156 million in 2Q06, an increase of 6.7% compared to 2Q05. The increase was mainly due to an increase in revenues from value-added services, affected by an increase in demand for outsourcing services.

    SI revenues increased 39.9% to JPY 7,221 million in 2Q06 compared to 2Q05. The increase was mainly due to an increase in one-time revenues from network design, construction and consultation and a steady increase in monthly recurring revenues from network operation and maintenance.

    Equipment sales revenues were JPY 630 million in 2Q06, a decrease of 37.0% compared to 2Q05.

    Cost and expense

    Cost of revenues was JPY 11,448 million in 2Q06, an increase of 16.0% compared to 2Q05.



                  Cost of Revenues                   (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05   change
----------------------------------------------------------------------
Cost of Revenues:                             11,448   9,873     16.0%
----------------------------------------------------------------------
Connectivity and Value-added Services          5,254   4,988      5.3%
----------------------------------------------------------------------
Systems Integration                            5,611   3,919     43.2%
----------------------------------------------------------------------
Equipment Sales                                  583     966   (39.7%)
----------------------------------------------------------------------


    Cost of Connectivity and VAS revenues was JPY 5,254 million in 2Q06, an increase of 5.3% compared to 2Q05.

    Cost of SI revenues was JPY 5,611 million in 2Q06, an increase of 43.2% compared to 2Q05. The increase was mainly due to an increase in revenues from systems integration projects.

    Cost of Equipment Sales revenues was JPY 583 million in 2Q06, a decrease of 39.7% compared to 2Q05.

    Sales and marketing expenses were JPY 843 million in 2Q06, an increase of 5.4% compared to 2Q05. The increase was mainly due to an increase in advertising expenses and personnel expenses.

    General and administrative expenses were JPY 862 million in 2Q06, an increase of 23.3% compared to 2Q05. The increase was mainly due to an increase in personnel expenses.

    Operating income

    Operating income was JPY 811 million in 2Q06, an increase of 59.9% compared to 2Q05. The increase was mainly due to the increase in revenues from relatively higher-margin value-added services and systems integration.

    Other income and others

    Other income in 2Q06 was JPY 334 million, a decrease of 43.4% from JPY 590 million in 2Q05. The decrease was mainly due to a decrease in the gain from sale of available-for-sale securities, which is largely a reflection of the decrease in the value of the securities held due to market price fluctuations. The gain from the sale of available-for-sale securities in 2Q06 was JPY 445 million.

    Income tax benefit in 2Q06 was JPY 1,109 million, compared to income tax expense of JPY 44 million in 2Q05. The benefit was mainly because of deferred tax benefits of JPY 1,266 million resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others. Minority interests in earnings of subsidiaries in 2Q06 was JPY 82 million. Equity in net loss of equity method investees in 2Q06 was JPY 52 million.

    Net income was JPY 2,120 million in 2Q06, an increase of 111.9% compared to 2Q05.

    2nd Quarter FY2006 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    For dedicated access services, customers for IP Services, which are mainly used for corporate headquarters and data centers, continued to shift to higher speed bandwidth for IP Services. The number of contracts for broadband services also continued to increase substantially compared to 2Q05, mainly due to the increasing demand for services that connect branch offices and shops through Internet VPN.

    The number of contracts for dedicated access services increased by 3,410 to 16,112 compared to 2Q05. Total contracted bandwidth increased by 102.2Gbps to 253.2Gbps compared to 2Q05.

    Dedicated access service revenues were JPY 2,687 million, a decrease of 0.3% compared to 2Q05. The decrease is mainly related to a decrease of JPY 234 million in interconnection revenues between IIJ's network and Asia Internet Holding Co., Ltd. ("AIH"), IIJ's former equity method investee, because AIH was merged into IIJ in October 2005.

    Dial-up access service revenues were JPY 606 million in 2Q06, a decrease of 11.2% compared to 2Q05, mainly due to a decrease in revenues from services for individual customers, such as IIJ4U, as well as the discontinuance of services of certain large customer to which we provided our services as OEM.

    VAS revenues were JPY 1,906 million in 2Q06, an increase of 30.7% compared to 2Q05. The increase was due to an increase in revenues from various types of services, such as e-mail, security and Internet VPN related services and data center services.

    Other revenues were JPY 957 million in 2Q06, an increase of 2.9% compared to 2Q05.

    As a result, revenues from Internet connectivity and value-added services in 2Q06 were JPY 6,156 million, an increase of 6.7% compared to 2Q05. The gross margin for Internet connectivity and value-added services in 2Q06 was JPY 901 million, an increase of 15.7% compared to 2Q05. The gross margin ratio in 2Q06 was 14.6%, compared to 13.5% in 2Q05.



            Number of Contracts for Connectivity Services
----------------------------------------------------------------------
                                                               YoY
                                            2Q06     2Q05     Change
----------------------------------------------------------------------
Dedicated Access Service Contracts          16,112   12,702     3,410
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                                70       61         9
----------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-
     99Mbps)(3)                                682      637        45
----------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)      198      143        55
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy             66      182      (116)
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service       266      234        32
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
     (Broadband Services)                   14,830   11,445     3,385
----------------------------------------------------------------------
Dial-up Access Service Contracts           585,471  663,527   (78,056)
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                  60,005   64,810    (4,805)
----------------------------------------------------------------------
    Dial-up Access Services, OEM(4)        525,466  598,717   (73,251)
----------------------------------------------------------------------
Total Contracted Bandwidth                253.2Gbps151.0Gbps 102.2Gbps
----------------------------------------------------------------------

  Connectivity and VAS Revenue Breakdown and Cost    (JPY in millions)
----------------------------------------------------------------------
                                                              YoY %
                                            2Q06     2Q05     Change
----------------------------------------------------------------------
Connectivity Service Revenues                3,293    3,378     (2.5%)
----------------------------------------------------------------------
  Dedicated Access Service Revenues          2,687    2,695     (0.3%)
----------------------------------------------------------------------
    IP Service (5)                           2,095    2,121     (1.3%)
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy             51      113    (54.7%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
     (Broadband Services)                      541      461      17.3%
----------------------------------------------------------------------
  Dial-up Access Service Revenues              606      683    (11.2%)
----------------------------------------------------------------------
    Under IIJ Brand                            412      457     (9.8%)
----------------------------------------------------------------------
    OEM                                        194      226    (14.1%)
----------------------------------------------------------------------
VAS Revenues                                 1,906    1,459      30.7%
----------------------------------------------------------------------
Other Revenues                                 957      930       2.9%
----------------------------------------------------------------------
       Total Connectivity and VAS Revenues   6,156    5,767       6.7%
----------------------------------------------------------------------
Cost of Connectivity and VAS                 5,254    4,988       5.3%
----------------------------------------------------------------------
Backbone Cost (included in the cost
of Connectivity and VAS)                       876      846       3.5%
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio       14.6%    13.5%        -
----------------------------------------------------------------------


    Systems Integration

    Revenue from systems integration was JPY 7,221 million in 2Q06, an increase of 39.9% compared to 2Q05. The increase was mainly due to an increase of 21.5% in monthly recurring revenues from outsourced operations compared to 2Q05 as well as a significant increase of 61.0% in one-time revenues from the construction of networks compared to 2Q05. The gross margin for systems integration in 2Q06 was JPY 1,610 million and the gross margin ratio in 2Q06 was 22.3%, compared to 24.1% in 2Q05.



   Systems Integration Revenue Breakdown and Cost    (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05    Change
----------------------------------------------------------------------
Systems Integration Revenues                   7,221    5,162    39.9%
----------------------------------------------------------------------
                        Systems Integration    3,871    2,405    61.0%
----------------------------------------------------------------------
                       Outsourced Operation    3,350    2,757    21.5%
----------------------------------------------------------------------
Cost of Systems Integration                    5,611    3,919    43.2%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio          22.3%    24.1%      -
----------------------------------------------------------------------


    Equipment Sales

    Revenue from equipment sales was JPY 630 million in 2Q06. The gross margin ratio for equipment sales in 2Q06 was 7.5%, compared to 3.5% in 2Q05.



          Equipment Sales Revenue and Cost           (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05    Change
----------------------------------------------------------------------
Equipment Sales Revenues                         630    1,000  (37.0%)
----------------------------------------------------------------------
Cost of Equipment Sales                          583      966  (39.7%)
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio               7.5%     3.5%      -
----------------------------------------------------------------------




Other Financial Statistics

             Other Financial Statistics              (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              2Q06     2Q05    change
----------------------------------------------------------------------
Adjusted EBITDA(6)                             1,880    1,517    23.9%
----------------------------------------------------------------------
CAPEX, including capital leases(7)               636      795  (20.0%)
----------------------------------------------------------------------
Depreciation and amortization                  1,069    1,010     5.8%
----------------------------------------------------------------------


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income in IIJ's consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 1:



               Adjusted EBITDA                       (JPY in millions)
----------------------------------------------------------------------
                                                  2Q06        2Q05
----------------------------------------------------------------------
Adjusted EBITDA                                     1,880       1,517
----------------------------------------------------------------------
Depreciation and Amortization                      (1,069)     (1,010)
----------------------------------------------------------------------
Operating Income                                      811         507
----------------------------------------------------------------------
Other Income                                          334         590
----------------------------------------------------------------------
Income Tax Expense                                 (1,109)         44
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries        (82)        (82)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method
 Investees                                            (52)         30
----------------------------------------------------------------------
Net Income                                          2,120       1,001
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment in IIJ's consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP and presented in Appendix 3:



                      CAPEX                          (JPY in millions)
----------------------------------------------------------------------
                                                    2Q06       2Q05
----------------------------------------------------------------------
Capital Expenditures                                    636       795
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                          513       681
----------------------------------------------------------------------
Purchase of Property and Equipment                      123       114
----------------------------------------------------------------------


    Target

    In consideration of recent trends in the Company's financial results, IIJ revised its targets for FY2006 financial results on November 2, 2006. For details, please see the press release that IIJ issued on November 2, 2006. The revised targets are as follows:



                                                     (JPY in millions)
----------------------------------------------------------------------
                          Income from Operations
                         before Income Tax Expense
 Revenues  Operating        (Benefit), Minority         Net Income
             Income     Interests and Equity in Net
                          Income (Loss) of Equity
                              Method Investees
----------------------------------------------------------------------
   56,000       3,200                          5,000            5,000
----------------------------------------------------------------------


    Presentation

    On November 10, 2006, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 2Q06 results, translations of Japanese yen amounts into U.S. dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 117.99 = US$1.00.

    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2006 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 11, 2006, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q06 earnings release, presently scheduled for release in February 2007.

    (3) Including IPv6 Services.

    (4) OEM services provided to other service providers.

    (5) IP Service revenues includes revenues from Data Center
Connectivity Service.

    (6) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

    (7) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.



                                                            Appendix 1
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
          Quarterly Consolidated Balance Sheets (Unaudited)
----------------------------------------------------------------------
            (As of September 30, 2006 and March 31, 2006)


----------------------------------------------------------------------
                                          As of September 30, 2006
--------------------------------------- -----------------------------
                                        Thousands
                                         of U.S.  Thousands of
                                         Dollars       Yen       %
--------------------------------------- --------- ------------ ------
ASSETS
CURRENT ASSETS:
  Cash                                   108,990   12,859,745
  Accounts receivable, net of allowance
   for doubtful accounts of JPY 22,198
   thousand and JPY 23,411 thousand at
   September 30, 2006 and March 31,
   2006, respectively                     65,994    7,786,677
  Inventories                              5,034      593,899
  Prepaid expenses                        11,268    1,329,486
  Other current assets, net of
   allowance for doubtful accounts of
   JPY 3,850 thousand and JPY 33,250
   thousand at September 30, 2006 and
   March 31, 2006, respectively            7,411      874,401
                                        --------- ------------
    Total current assets                 198,697   23,444,208   53.2

INVESTMENTS IN AND ADVANCES TO EQUITY
 METHOD INVESTEES, net of loan loss
 valuation allowance of JPY 16,701
 thousand at September 30, 2006 and
 March 31, 2006                            8,843    1,043,410    2.4

OTHER INVESTMENTS                         52,694    6,217,408   14.1
PROPERTY AND EQUIPMENT-Net                80,484    9,496,329   21.6
INTANGIBLE ASSETS-Net                      5,383      635,147    1.4
GUARANTEE DEPOSITS                        12,985    1,532,046    3.5
OTHER ASSETS, net of allowance for
 doubtful accounts of JPY 65,251
 thousand and JPY 40,980 thousand at
 September 30, 2006 and March 31, 2006,
 respectively                             14,144    1,668,884    3.8
                                        --------- ------------
TOTAL                                    373,230   44,037,432  100.0
                                        --------- ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                   48,733    5,750,000
  Long-term borrowings--current portion    8,988    1,060,476
  Payable under securities loan
   agreement                               4,076      480,960
  Capital lease obligations--current
   portion                                23,739    2,800,937
  Accounts payable                        43,142    5,090,316
  Accrued expenses                         5,541      653,789
  Other current liabilities               14,579    1,720,181
                                        --------- ------------
    Total current liabilities            148,798   17,556,659   39.9
LONG-TERM BORROWINGS                           -            -      -
CAPITAL LEASE OBLIGATIONS--Noncurrent     37,053    4,371,896    9.9
ACCRUED RETIREMENT AND PENSION COSTS       2,274      268,292    0.6
OTHER NONCURRENT LIABILITIES               5,671      669,131    1.5
                                        --------- ------------
    Total Liabilities                    193,796   22,865,978   51.9
                                        --------- ------------
MINORITY INTEREST                         11,555    1,363,362    3.1
                                        --------- ------------
COMMITMENTS AND CONTINGENCIES                  -            -      -
SHAREHOLDERS' EQUITY:

  Common-stock
  -authorized, 377,600 shares; issued
   and outstanding, 204,300 shares at
   September 30, 2006 and March 31,
   2006                                  142,672   16,833,847   38.2
  Additional paid-in capital             225,436   26,599,217   60.4
  Accumulated deficit                   (227,363) (26,826,562) (60.9)
  Accumulated other comprehensive
   income                                 27,848    3,285,828    7.5
  Treasury stock--777 shares held by an
   equity method investee at September
   30, 2006, and March 31, 2006             (714)     (84,238)  (0.2)
                                        --------- ------------
    Total shareholders' equity           167,879   19,808,092   45.0
                                        --------- ------------
TOTAL                                    373,230   44,037,432  100.0
                                        --------- ------------


----------------------------------------------------------------------
                                                  As of March 31, 2006
------------------------------------------------- --------------------
                                                  Thousands of
                                                       Yen        %
------------------------------------------------- ------------- ------
ASSETS
CURRENT ASSETS:
  Cash                                              13,727,021
  Accounts receivable, net of allowance for
   doubtful accounts of JPY 22,198 thousand and
   JPY 23,411 thousand at September 30, 2006 and
   March 31, 2006, respectively                     11,962,304
  Inventories                                          851,857
  Prepaid expenses                                   1,031,325
  Other current assets, net of allowance for
   doubtful accounts of JPY 3,850 thousand and
   JPY 33,250 thousand at September 30, 2006 and
   March 31, 2006, respectively                        214,121
                                                  -------------
    Total current assets                            27,786,628   54.8

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD
 INVESTEES, net of loan loss valuation allowance
 of JPY 16,701 thousand at September 30, 2006 and
 March 31, 2006                                      1,162,971    2.3

OTHER INVESTMENTS                                    8,020,705   15.8
PROPERTY AND EQUIPMENT-Net                          10,299,496   20.3
INTANGIBLE ASSETS-Net                                  632,594    1.2
GUARANTEE DEPOSITS                                   1,549,653    3.1
OTHER ASSETS, net of allowance for doubtful
 accounts of JPY 65,251 thousand and JPY 40,980
 thousand at September 30, 2006 and March 31,
 2006, respectively                                  1,252,942    2.5
                                                  -------------
TOTAL                                               50,704,989  100.0
                                                  -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                              4,555,000
  Long-term borrowings--current portion              1,989,963
  Payable under securities loan agreement              999,600
  Capital lease obligations--current portion         3,003,914
  Accounts payable                                  10,107,942
  Accrued expenses                                     540,027
  Other current liabilities                          1,702,208
                                                  -------------
    Total current liabilities                       22,898,654   45.2
LONG-TERM BORROWINGS                                   290,000    0.6
CAPITAL LEASE OBLIGATIONS--Noncurrent                4,980,659    9.8
ACCRUED RETIREMENT AND PENSION COSTS                   223,332    0.4
OTHER NONCURRENT LIABILITIES                           827,086    1.6
                                                  -------------
    Total Liabilities                               29,219,731   57.6
                                                  -------------
MINORITY INTEREST                                    1,263,320    2.5
                                                  -------------
COMMITMENTS AND CONTINGENCIES                                -      -
SHAREHOLDERS' EQUITY:

  Common-stock
  -authorized, 377,600 shares; issued and
   outstanding, 204,300 shares at September 30,
   2006 and March 31, 2006                          16,833,847   33.2
  Additional paid-in capital                        26,599,217   52.5
  Accumulated deficit                              (29,680,482) (58.5)
  Accumulated other comprehensive income             6,553,594   12.9
  Treasury stock--777 shares held by an equity
   method investee at September 30, 2006, and
   March 31, 2006                                      (84,238)  (0.2)
                                                  -------------
    Total shareholders' equity                      20,221,938   39.9
                                                  -------------
TOTAL                                               50,704,989  100.0
                                                  -------------


----------------------------------------------------------------------

(Note)

The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.




                                                            Appendix 2
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
       Quarterly Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------
(For the three months ended September 30, 2006 and September 30, 2005)

----------------------------------------------------------------------
                  Three Months Ended September    Three Months Ended
                             30, 2006              September 30, 2005
                 ------------------------------- ---------------------
                 Thousands               % of                  % of
                  of U.S.  Thousands     total   Thousands     total
                  Dollars     of Yen    revenues    of Yen    revenues
---------------- --------- ----------- --------- ----------- ---------
REVENUES:
 Connectivity
  and value-
  added
  services:
  Dedicated
   access          22,771   2,686,745             2,695,325
  Dial-up access    5,134     605,809               682,439
  Value-added
   services        16,153   1,905,901             1,458,557
  Other             8,112     957,103               930,205
                 --------- -----------           -----------
    Total          52,170   6,155,558             5,766,526
 Systems
  integration      61,200   7,220,973             5,161,600
 Equipment sales    5,340     630,066             1,000,701
                 --------- -----------           -----------
    Total
     revenues     118,710  14,006,597     100.0  11,928,827     100.0
                 --------- -----------           -----------
COST AND
 EXPENSES:
 Cost of
  connectivity
  and value-
  added services   44,532   5,254,403             4,987,986
 Cost of systems
  integration      47,551   5,610,503             3,918,774
 Cost of
  equipment
  sales             4,941     582,998               966,095
                 --------- -----------           -----------
    Total cost     97,024  11,447,904      81.7   9,872,855      82.8
 Sales and
  marketing         7,143     842,796       6.0     799,562       6.7
 General and
  administrative    7,306     862,014       6.2     699,166       5.8
 Research and
  development         360      42,507       0.3      49,947       0.4
                 --------- -----------           -----------
    Total cost
     and
     expenses     111,833  13,195,221      94.2  11,421,530      95.7
                 --------- -----------           -----------
OPERATING INCOME    6,877     811,376       5.8     507,297       4.3
                 --------- -----------           -----------
OTHER INCOME:
 Interest income       38       4,432                 5,773
 Interest
  expense            (835)    (98,498)             (106,536)
 Foreign
  exchange gains       (6)       (700)               (3,067)
 Gain on other
  investments-
  net               3,769     444,650               660,039
 Other-net           (136)    (16,085)               33,408
                 --------- -----------           -----------
    Other
     income-net     2,829     333,799       2.4     589,617       4.9
                 --------- -----------           -----------
INCOME FROM
 OPERATIONS
 BEFORE INCOME
 TAX EXPENSE
 (BENEFIT),
 MINORITY
 INTERESTS AND
 EQUITY IN NET
 INCOME (LOSS)
 OF EQUITY
 METHOD
 INVESTEES          9,706   1,145,175       8.2   1,096,914       9.2
INCOME TAX
 EXPENSE
 (BENEFIT)         (9,396) (1,108,657)     (7.9)     43,900       0.4
MINORITY
 INTERESTS IN
 EARNINGS OF
 SUBSIDIARIES        (691)    (81,534)     (0.6)    (81,777)     (0.7)
EQUITY IN NET
 INCOME (LOSS)
 OF EQUITY
 METHOD
 INVESTEES           (441)    (52,049)     (0.4)     29,403       0.3
                 --------- -----------           -----------
NET INCOME         17,970   2,120,249      15.1   1,000,640       8.4
----------------------------------------------------------------------

----------------------------------------------------------------------
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                    203,989               191,489
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                    204,104               191,787
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS               81,595,702            76,595,702
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS               81,641,597            76,715,032
BASIC NET INCOME
 PER SHARE          88.09      10,394                 5,226
DILUTED NET
 INCOME PER
 SHARE              88.04      10,388                 5,217
BASIC NET INCOME
 PER ADS
 EQUIVALENT          0.22       25.98                 13.06
DILUTED NET
 INCOME PER ADS
 EQUIVALENT          0.22       25.97                 13.04
----------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.




                                                            Appendix 3
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------
(For the three months ended September 30, 2006 and September 30, 2005)

----------------------------------------------------------------------
                                                             Three
                                                             Months
                                                              Ended
                                      Three Months Ended    September
                                       September 30, 2006    30, 2005
                                     --------------------- -----------
                                     Thousands
                                      of U.S.  Thousands   Thousands
                                      Dollars     of Yen      of Yen
------------------------------------ --------- ----------- -----------
OPERATING ACTIVITIES:
 Net income                            17,970   2,120,249   1,000,640
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Depreciation and amortization        9,060   1,068,970   1,010,139
   Reversal of doubtful accounts and
    advances                              (67)     (7,859)     (1,673)
   Gains on other investments-net      (3,769)   (444,650)   (660,039)
   Foreign exchange gains                 (48)     (5,670)     (4,131)
   Equity in net loss (income) of
    equity method investees               441      52,049     (29,403)
   Minority interests in earnings of
    subsidiaries                          691      81,534      81,777
   Deferred income tax benefit        (10,731) (1,266,200)    (10,681)
   Others                                 466      54,939      (5,856)
 Changes in operating assets and
  liabilities:
   Increase in accounts receivable    (14,063) (1,659,286)   (796,785)
   Decrease in inventories, prepaid
    expenses and other current and
    noncurrent assets                   6,172     728,292     119,783
   Increase in accounts payable         9,421   1,111,574   1,272,038
   Decrease in accrued expenses,
    other current and noncurrent
    liabilities                        (1,917)   (226,196)     (6,362)
------------------------------------ --------- ----------- -----------
      Net cash provided by operating
       activities                      13,626   1,607,746   1,969,447
------------------------------------ --------- ----------- -----------
INVESTING ACTIVITIES:
 Purchase of property and equipment    (1,048)   (123,604)   (114,208)
 Purchase of other investments        (11,712) (1,381,951)       (844)
 Purchase of subsidiary stock from
  minority shareholders                     -           -    (192,142)
 Proceeds from sales and redemption
  of short-term and other
  investments                           5,385     635,427     981,420
 Acquisition of a newly controlled
  company, net of cash acquired             -           -     229,457
 Refund (payment) of guarantee
  deposits-net                            180      21,205      (7,256)
 Other                                    (51)     (6,068)     (7,655)
------------------------------------ --------- ----------- -----------
      Net cash provided by (used in)
       investing activities            (7,246)   (854,991)    888,772
------------------------------------ --------- ----------- -----------
FINANCING ACTIVITIES:
 Proceeds from issuance of long-term
  borrowings                                -           -   1,000,000
 Repayments of long-term borrowings    (4,745)   (559,866) (1,458,892)
 Proceeds from securities loan
  agreement                             4,076     480,960   1,734,800
 Repayments of securities loan
  agreement                            (4,204)   (496,080) (1,746,800)
 Principal payments under capital
  leases                               (6,845)   (807,669)   (748,762)
 Net increase in short-term
  borrowings                            3,390     400,000     198,790
------------------------------------ --------- ----------- -----------
      Net cash used in financing
       activities                      (8,328)   (982,655) (1,020,864)
------------------------------------ --------- ----------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON
 CASH                                     (12)     (1,375)      9,753

NET INCREASE (DECREASE) IN CASH        (1,960)   (231,275)  1,847,108
CASH, BEGINNING OF EACH PERIOD        110,950  13,091,020   5,106,388
------------------------------------ --------- ----------- -----------
CASH, END OF EACH PERIOD              108,990  12,859,745   6,953,496
------------------------------------ --------- ----------- -----------

(Note)

The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.


    Note: The following information is to disclose IIJ's financial results for the interim period ended September 30, 2006 in the form defined by the Tokyo Stock Exchange.



Consolidated Financial Results for the Interim Period Ended
 September 30, 2006
(Under accounting principles generally accepted in the United States
 ("U.S. GAAP"))

                                                      November 9, 2006

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange Mothers
Stock code number: 3774
Location of headquarters: Tokyo
(URL: http://www.iij.ad.jp)
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Director and CFO TEL: (03) 5259-6500
Name of the parent and other companies:
Nippon Telegraph and Telephone Corporation ("NTT")
  (stock code number: 9432)*
Percentage ownership by the parent and other companies: 29.7%
Adoption of U.S. GAAP: Yes
* Shown as a company in whose affiliates IIJ is included in accordance with the disclosure rules of the Tokyo Stock Exchange




1. Consolidated Financial Results for the Interim Period Ended
 September 30, 2006
(April 1, 2006 to September 30, 2006)

(1) Consolidated Results of Operations
                        (Amounts less than one million yen are rounded)
----------------------------------------------------------------------
                                                       Income before
                                                         income tax
                                                          expense
                     Total revenues  Operating income     (benefit)
----------------------------------------------------------------------
                    Millions of     Millions of       Millions of
                        Yen      %      Yen       %       Yen      %
Interim period ended
 September 30, 2006     26,444 21.3      1,370   81.8      2,144 20.5
Interim period ended
 September 30, 2005     21,809 13.7        754  315.0      1,779    -
----------------------------------------------------------------------
Fiscal year ended
 March 31, 2006         49,813           2,411             5,379
----------------------------------------------------------------------




                                                        Diluted net
                                       Basic net income  income per
                         Net income        per share        share
----------------------------------------------------------------------
                     Millions of
                         Yen       %         Yen             Yen
Interim period ended
 September 30, 2006       2,854   75.8          13,991         13,978
Interim period ended
 September 30, 2005       1,623      -           8,476          8,469
----------------------------------------------------------------------
Fiscal year ended
 March 31, 2006           4,754                 24,301         24,258
----------------------------------------------------------------------


    (Notes)

    1) Equity in net income (loss) of equity method investees was equity in net loss of JPY 125 million, equity in net income of JPY 32 million and equity in net loss of JPY 14 million for the interim period ended September 30, 2006, the interim period ended September 30, 2005 and the fiscal year ended March 31, 2006, respectively.

    2) The weighted-average number of shares of common stock outstanding on a consolidated basis was 203,989, 191,518, and 195,613 for the interim period ended September 30, 2006, the interim period ended September 30, 2005 and the fiscal year ended March 31, 2006, respectively.

    IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The weighted-average number of shares of common stock outstanding for the interim period ended September 30, 2005 is calculated with the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2006.

    3) There is no change in accounting method from the most recent fiscal year.

    4) In this document, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

    5) The percentage figures for the total revenues, operating income and others show an increase or decrease compared to each year's previous fiscal year. IIJ does not show the percentage figure for income before income tax expense (benefit) and net income for the interim period ended September 2005, because the amount for income before income tax expense (benefit) exceeded 1,000% and IIJ recorded a net loss for the interim period ended September 2004.



(2) Consolidated Financial Position
                       (Amounts less than one million yen are rounded)
----------------------------------------------------------------------
                                            Shareholders'
                                             equity as a
                                     Share-  percentage  Shareholders'
                            Total   holders'  of total    equity per
                             assets  equity     assets       share
----------------------------------------------------------------------
                           Millions Millions                  Yen
                             of Yen  of Yen       %
Interim period ended
 September 30, 2006          44,037  19,808         45.0       97,104
Interim period ended
 September 30, 2005          36,121  11,380         31.5       59,430
----------------------------------------------------------------------
Fiscal year ended March 31,
 2006                        50,705  20,222         39.9       99,132
----------------------------------------------------------------------


    (Note)

    The number of shares of common stock outstanding on consolidated basis was 203,989, 191,489 and 203,989 for the interim period ended September 30, 2006, the interim period ended September 30, 2005 and the fiscal year ended March 31, 2006, respectively.



(3) Consolidated Cash Flows
                       (Amounts less than one million yen are rounded)
----------------------------------------------------------------------
                                    Net cash
                         Net cash   provided
                         provided   by (used   Net cash  Cash and cash
                            by         in)      used in   equivalents,
                         operating  investing  financing    end of
                         activities activities activities    period
----------------------------------------------------------------------
                        Millions ofMillions ofMillions ofMillions of
                            Yen        Yen        Yen         Yen
Interim period ended
 September 30, 2006          2,512     (1,122)    (2,251)      12,860
Interim period ended
 September 30, 2005          2,997        846     (2,197)       6,953
----------------------------------------------------------------------
Fiscal year ended March
 31, 2006                    6,559      1,805         39       13,727
----------------------------------------------------------------------


    (4) Items regarding the Scope of Consolidation and Adoption of Equity Method

    We had 5 consolidated subsidiaries, no non-consolidated equity method subsidiaries and 4 equity method affiliates.

    (5) Changes in the Scope of Consolidation and Adoption of Equity
Method

    We added 1 new consolidated subsidiary.




2. Targets for Financial Results for the Fiscal Year Ending March 31,
 2007
(From April 1, 2006 to March 31, 2007)

                       (Amounts less than one million yen are rounded)
----------------------------------------------------------------------
                                          Income before
                                            income tax
                              Operating      expense
              Total revenues    income       (benefit)    Net income
----------------------------------------------------------------------
               Millions of   Millions of   Millions of   Millions of
                    Yen           Yen           Yen           Yen
Fiscal year
 ending March
 31, 2007            56,000         3,200         5,000         5,000
----------------------------------------------------------------------


    (Reference) Net income per share for the fiscal year ending March 31, 2007, based on the target above is JPY 24,511.

    (Note)

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and management's current expectations, assumptions, estimates and projections about IIJ's business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability above, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.

1. Current Status of IIJ Group

(1)      Overview of the IIJ Group

   IIJ, which has five consolidated subsidiaries and four equity method investees as of the date of the announcement of this document, provides mainly enterprises and public organizations that use networks for their business with various reliable and highly value-added network services (Internet connectivity services, value-added services ("VAS"), systems integration ("SI") and equipment sales) based on its Internet technologies comprehensively.

   An overview of the businesses of IIJ and its group companies is as follows:

------------------------------------------------------ -------------------------------------------------------------
Company Name                                           Overview of Business
------------------------------------------------------ -------------------------------------------------------------
IIJ                                                    IIJ  mainly   provides   Internet   connectivity   services,
                                                       value-added  services such as security  related  outsourcing services,  outsourcing  services  of network and servers and
                                                       data   center   services.    IIJ   also   provides   design,
                                                       consultation  and  construction  of  networks  and  provides
                                                       equipment   for  the   construction   of  networks  and  its
                                                       operation and maintenance.  IIJ provides services classified into  connectivity  and VAS, SI, and equipment  sales in its consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
Five consolidated subsidiaries
------------------------------------------------------ -------------------------------------------------------------
IIJ Technology Inc. ("IIJ-Tech")                       IIJ-Tech  mainly  provides  systems  design,   consultation,
                                                       development,  construction,  operation and maintenance,  and supply of equipment and its operation  and  maintenance  for the  construction  of systems.  IIJ-Tech  provides  services
                                                       classified   into   SI  and   equipment   sales   in   IIJ's
                                                       consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
IIJ  Financial Systems, Inc. ("IIJ-FS")                IIJ-FS mainly provides the development, operation and
                                                       maintenance of systems for financial institutions.
                                                       IIJ-FS provides services classified into SI in IIJ's consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
Net Care, Inc. ("Net Care")                            Net Care mainly provides the monitoring and  operation of
                                                       networks and outsourced customer support and call centers.
                                                       Net Care provides services classified into connectivity and VAS and
                                                       SI in IIJ's consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
IIJ America Inc. ("IIJ America")                       IIJ America mainly provides Internet  connectivity  services
                                                       in  the  United  States  and   constructs  and  operates  an
                                                       Internet  backbone  in the United  States as the IIJ Group's
                                                       presence  in  the  United  States.   IIJ  America   provides
                                                       services  classified  into  connectivity  and  VAS in  IIJ's consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
Net Chart Japan Inc. ("Net Chart")                     Net  Chart  mainly  provides  network  construction  that is mainly related to Local Area Networks,  such as installation and  configuration of equipment,  wirings  following network installation,  and installation and operational  support for applications.  Net Chart provides services mainly classified into SI in IIJ's consolidated financial statements.
------------------------------------------------------ -------------------------------------------------------------
Four equity method affiliates
------------------------------------------------------ -------------------------------------------------------------
Internet Multifeed Co. ("Multifeed")                   Multifeed was established as a joint venture with NTT Group and mainly operates Internet exchange, distributes high-volume
                                                       Internet content, and provides housing services.
------------------------------------------------------ -------------------------------------------------------------
atom Co., Ltd ("atom")                                 atom mainly provides content design and production.
------------------------------------------------------ -------------------------------------------------------------
i-Heart Inc. ("i-Heart")                               i-Heart was  established  as a joint  venture  with  Samsung
                                                       Corporation   in  South  Korea  and  provides   data  center
                                                       services in South Korea.
------------------------------------------------------ -------------------------------------------------------------
Internet Revolution Inc. ("i-revo")                    i-revo  was  established  as a  joint  venture  with  Konami
                                                       Corporation and mainly operates Internet portals.
------------------------------------------------------ -------------------------------------------------------------

(Note)
IIJ established Net Chart as its fully-owned subsidiary in August 2006. Net Chart commenced its business operations after it succeeded the business operations of Net Chart Japan Corporation in October 2006.
   In addition to the above, NTT is IIJ's other related company as defined in the disclosure rules of the Tokyo Stock Exchange, since IIJ is NTT's affiliate.

(2)      Business Diagram
   The overview of IIJ Group's business can be illustrated as follows:

-----------------------------------------------------------------------------------------------------------
|  -----------------------------------------------------------------------------------------------------  |
|  |                                            Customers                                              |  |
|  -----------------------------------------------------------------------------------------------------  |
|                                                    ^                                                    |
|                                                    | Connectivity and VAS, SI and equipment sales       |
| ------------------------------------------------------------------------------------------------------- |
| |  -------------------------------------------------------------------------------------------------- | |
| |  |                                              IIJ                                               | | |
| |  -------------------------------------------------------------------------------------------------- | |
| |                                             |  ^  ^  |                                              | |
| |       Consolidated                          |  .  .  |                         Equity Method        | |
| |       Subsidiaries         Purchase         |  .  .  |                           Investees          | |
| |       ------------         Outsourcing      |  .  .  | Selling services        -------------        | |
| |  ----------------------- .......................  ......................--------------------------  | |
| |  |      IIJ-Tech       |                    |  .  .  |                  |        Multifeed       |  | |
| |  |                     | <------------------|  .  .  |----------------> |                        |  | |
| |  -----------------------   Selling services |  .  .  | Selling services --------------------------  | |
| |                            Outsourcing      |  .  .  |                                              | |
| |                                             |  .  .  | Outsourcing                                  | |
| |  -----------------------                    |  .  ......................--------------------------  | |
| |  |       IIJ-FS        |                    |  .     |                  |          atom          |  | |
| |  |                     | <------------------|  .     |----------------> |                        |  | |
| |  -----------------------   Selling services |  .     | Selling services --------------------------  | |
| |                                             |  .     | Outsourcing                                  | |
| |                            Outsourcing      |  .  .  |                                              | |
| |  ----------------------- .......................     |                                              | |
| |  |      Net Care       |                    |  .     |                                              | |
| |  |                     | <------------------|  .     |                  -------------------------   | |
| |  -----------------------   Selling services |  .     |                  |         i-revo        |   | |
| |                            Outsourcing      |  .     | ---------------> |                       |   | |
| |                                             |  .     | Selling services -------------------------   | |
| |                            Selling services |  .     | Outsourcing                                  | |
| |                            Outsourcing      |  .     |                                              | |
| |  ----------------------- .......................     |                                              | |
| |  |     IIJ America     |                    |  .     |                                              | |
| |  |                     | <------------------|  .     |                  -------------------------   | |
| |  -----------------------   Selling services |  .     |                  |         i-Heart       |   | |
| |                                             |  .     | ---------------> |                       |   | |
| |                                             |  .       Advance          -------------------------   | |
| |                            Purchase         |  .                                                    | |
| |                            Outsourcing      |  .                                                    | |
| |  ----------------------- .......................                                                    | |
| |  |      Net Chart      |                    |                                                       | |
| |  |                     | <------------------|                                                       | |
| |  -----------------------   Selling services                                                         | |
| |                                                                                                     | |
| |  ------------------------------------------------------------------------------------------------   | |
|  --|                                          IIJ Group                                           |---- |
|    ------------------------------------------------------------------------------------------------     |
|                    ^                               ^                              ^                     |
|                    | Purchase of                   | Outsourcing                  | Equipment sales,    |
|                    | telecommunications lines      |                              | purchase and lease  |
|    ---------------------------------    ----------------------          ------------------------------- |
|    |        Telecommunication      |    |  Outside Suppliers |          | Telecommunication Equipment | |
|    |       Carriers and Others     |    |                    |          | Manufacturers, Vendors and  | |
|    |                               |    |                    |          |      Leasing Companies      | |
|    ---------------------------------    ----------------------          ------------------------------- |
|                                                                                                         |
|  (Notes)                                                                                                |
|  1. The diagram above illustrates the overview of principal transactions between IIJ and IIJ's          |
|     affiliated companies.                                                                               |
|  2. <--- shows transactions from IIJ to each of the IIJ Group companies. <... shows transactions from   |
|     each of the IIJ Group companies to IIJ.                                                             |
|  3. Telecommunications carriers include Nippon Telegraph and Telephone East Corporation ("NTT East"),   |
|     Nippon Telegraph and Telephone West Corporation ("NTT West") and NTT Communications, Inc. ("NTT     |
|     Communications"), that are the subsidiaries of IIJ's other related company as defined in the        |
|     disclosure rules of the Tokyo Stock Exchange, NTT.                                                  |
-----------------------------------------------------------------------------------------------------------

2. Management Policy

(1) Basic Management Policy

   IIJ's basic management policy is to lead the development of the information society in Japan based on Internet technologies and contribute to the creation of new markets and the development of industries. IIJ intends to fulfill its social responsibility as a company by realizing this policy and by continuously increasing its value.

(2) Basic Policy on the Distribution of Profits

   While it regards the payment of dividends to shareholders as an important management issue, IIJ did not pay dividends for the fiscal year ended March 31, 2006, since it recorded an accumulated deficit in its non-consolidated financial statements for the fiscal year ended March 31, 2006. IIJ proposed the reductions of additional paid-in capital and common stock in its non-consolidated financial statements to the general shareholders' meeting held in June 2006 and the reductions were approved. As a result, IIJ's accumulated deficit in its non-consolidated financial statements was eliminated effective August 4, 2006. IIJ expects to have retained earnings in its non-consolidated financial statements for the fiscal year ending March 31, 2007. While it intends to pay dividends to shareholders stably and continuously, IIJ has not decided if it will pay dividends or has not decided about the level of payment of dividends for the fiscal year ending March 31, 2007 at this moment, since a large portion of net income is raised from gain from sale of available-for-sale securities and it pays little tax due to tax operating loss carryforwards.

(3) Policies regarding the Reduction in the Size of the Investment Unit

   IIJ believes that reducing the size of the investment unit is one of the effective ways to expand its investor base and increase the liquidity of its shares. IIJ intends to take it into account in the future, by closely watching the level of the stock price, the number of shareholders, the effectiveness of expenditures and the stock market environment and other items in general.

(4) Business Indicators as Targets

   In conducting its business activities, the IIJ Group closely considers the composition of total revenues, profitability, financial position, and other factors. The IIJ Group is making efforts to enhance its profitability by increasing revenues and controlling costs and general and administrative expenditures, while closely watching its revenue growth ratio, gross margin ratio, operating margin ratio and other figures.

(5) Medium and Long-term Business Strategies

   The IIJ Group expects that the requirements by its customers for usage of network systems will become more advanced and diversified, as broadband expands in Japan and usage of Internet by corporate customers and public organizations increases. The IIJ Group speculates that demands for reliable network systems and outsourcing of network systems by corporate customers and public organizations that are its main customers will continue to increase, and the IIJ Group regards the current market trend as an opportunity for our growth. On the other hand, the IIJ Group expects that competition in the fields of Internet connectivity and value-added services and systems integration will become more intense. Although price competition is high for Internet connectivity services, the IIJ Group recognizes that it is possible for it to differentiate itself from other companies by providing connectivity services along with value-added services and systems integration. The IIJ Group believes it to be important for its business development to actively promote research and development on new technologies related to Internet and continuously provide total solutions that are reliable, highly value-added and competitive.

(6) Issues that IIJ should Address

   Although the environment surrounding the IIJ Group is becoming more favorable and its results of operations are improving, it is important for the IIJ Group to recognize the expansion of network usage by enterprises and public organizations as a market opportunity, continue to provide reliable and competitive services and enhance the business structure of IIJ and the IIJ Group. In the fiscal year ending March 31, 2007, the IIJ Group will continue its efforts to increase revenues and profits, promote its research and development, introduce new services, investigate business partnerships including investments and enhance its corporate governance.

   It is also important for the IIJ Group to attract and educate excellent engineers and sales personnel to maintain its growth in the future, and the IIJ Group is especially focusing on educating recent graduates. The IIJ Group recruited 41 recent graduates (including 29 new graduates recruited by IIJ) during the fiscal year ended March 31, 2006. 82 recent graduates joined the IIJ Group in April 2006 (including 49 new graduates recruited by IIJ).

(7) Items regarding the Parent and Other Companies

a. Trade Name of the Parent and Other Companies                                 (as of September 30, 2006)
----------------------- ------------------------------ -------------------- ----------------------------------------
Parent and Other        Type                           Its Ownership        Securities Exchanges where its Shares
Company                                                Percentage (%)       are Listed
----------------------- ------------------------------ -------------------- ----------------------------------------
                                                                            Tokyo Stock Exchange, Inc. (First
                                                                            Section)
                                                                            Osaka Securities Exchange, Co., Ltd.
                        Other related company                               (First Section)
Nippon Telegraph and    defined in the disclosure                   29.70   Nagoya  Stock  Exchange,   Inc.  (First
Telephone Corporation   rules of the Tokyo Stock                    (4.99)  Section)
                        Exchange (IIJ is NTT's                              Fukuoka Stock Exchange
                        affiliate)                                          Sapporo Stock Exchange
                                                                            New York Stock Exchange, Inc.
                                                                            London Stock Exchange plc.
----------------------- ------------------------------ -------------------- ----------------------------------------

(Note) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

b. Position of the Listed Company (IIJ) in the Group of the Parent Company and other Companies

   The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.7% as of September 30, 2006, including its indirect ownership. However, IIJ's sales activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

   IIJ entered into a subscription agreement with NTT in which IIJ granted to NTT pre-emptive rights to subscribe to its pro rata portion of any future issuances of shares by IIJ upon its completion of its private placement to NTT in 2003. NTT did not exercise the rights upon IIJ's issuance of new shares of common stock for public offering when it listed on the Mothers market of the Tokyo Stock Exchange in December 2005.

c. Personal Relationships with the Parent Company and other Companies and their Group Companies

   IIJ's board of directors consists of 13 members including 4 outside directors. Within the directors, Takashi Hiroi is an employee of NTT.

   Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (Senior Manager, Corporate Management Strategy Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

   Toshiya Asaba, a director and an executive vice president of IIJ, is a director (part-time director) of NTT Resonant Inc., NTT's subsidiary. However, he does not have any personal relationships, such as family relationships, with the other directors and auditors of NTT and NTT Resonant Inc. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

d. Business Relationship with NTT Group

   IIJ uses services provided by NTT East and NTT West for a significant portion of its access circuits, and services provided by NTT Communications for a significant portion of its domestic and international backbones. The amount paid to NTT East and West, and NTT Communications for their telecommunication circuits was JPY 431,304 thousand and JPY 2,359,319 thousand, respectively for the interim period ended September 30, 2006.

   Business transactions with the NTT Group are within the scope of normal business practices, and there is no special contract made in relation to the investment by NTT Group, as the business transactions existed before NTT Group became our largest shareholder.

(8) Transactions with Special Interest Groups

   IIJ provides Internet connectivity services to Applied Research Institute, Inc., which is wholly owned by Koichi Suzuki, President and Representative Director of IIJ. The transaction amount for the services was JPY 351 thousand for the interim period ended September 30, 2006, and the transaction is within the scope of normal business practices.

3. Results of Operations and Financial Conditions

(1) Consolidated Results of Operations in the Interim Period Ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

a. Overview of Financial Results

   For the interim period ended September 30, 2006, the business environment surrounding IIJ continued to be very favorable. Corporate customers shifted to higher speed services for Internet connectivity services as they increase usage of networks, the demands for outsourcing services increased due to an increase of security incidents and an overall shortage of Internet related engineers, and the construction of corporate information network systems utilizing Internet technologies increased. As a result, the revenues and profits increased compared to the interim period ended September 30, 2005.

   For Internet connectivity services, revenues turned to increase quarter over quarter basis, as the shift of customers to lower-priced services caused by the expansion of broadband services has almost finished, customers shifted to higher speed services for IP Service, which is mainly used for Internet connections for corporate headquarters and data centers, and the contracts for broadband services, which are used for the connection between corporate branch offices and shops increased.

   For value-added services ("VAS"), revenues increased overall, such as e-mail related services which provide comprehensive functions of deletion of computer viruses, isolation of spam, recording of incoming and outgoing e-mails and others, security-related services, Internet VPN related services and data center services.

   For systems integration ("SI"), revenues increased due to an increase in revenues from the construction of corporate information network systems utilizing Internet technology, construction of systems for the expansion of businesses over the Internet by customers and enhancement of existing systems and others.

   In the interim period ended September 30, 2006, the IIJ Group continued its efforts to capture the increase in demand mentioned above mainly by enhancing line-ups of VAS. The IIJ Group began to provide "IIJ Managed VPN PRO", "IIJ Secure MX Service", "IIJ Managed Firewall Service", "IIJ Document Exchange Service" and "iiMail" and others.

   As a result, for the IIJ Group's consolidated results of operation for the interim period ended September 30, 2006, total revenues amounted to JPY 26,444 million, an increase of 21.3% compared to the interim period ended September 30, 2005, operating income amounted to JPY 1,370 million, an increase of 81.8% compared to the interim period ended September 30, 2005, income before income tax expense (benefit) amounted to JPY 2,144 million, an increase of 20.5% compared to the interim period ended September 30, 2005 and net income amounted to JPY 2,854 million, an increase of 75.8% compared to the interim period ended September 30, 2005.

b. Analysis of the Results of Operations

1) Revenues

   Revenues for the interim period ended September 30, 2006 totaled JPY 26,444 million, an increase of 21.3% compared to the interim period ended September 30, 2005.

--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended       Interim period ended
                                                      September 30, 2005         September 30, 2006
                                                    (From April 1, 2005 to     (From April 1, 2006 to      YoY %
                                                     September 30, 2005)         September 30, 2006)       Change
--------------------------------------------------------------------------------------------------------------------
                                                       Millions of Yen             Millions of Yen           %
Connectivity and VAS                                         11,533                      12,019             4.2
--------------------------------------------------------------------------------------------------------------------
SI                                                            9,002                      13,253            47.2
--------------------------------------------------------------------------------------------------------------------
Equipment Sales                                               1,274                       1,172            (8.0)
--------------------------------------------------------------------------------------------------------------------
Total Revenues                                               21,809                      26,444            21.3
--------------------------------------------------------------------------------------------------------------------

   Connectivity and VAS revenues were JPY 12,019 million for the interim period ended September 30, 2006, an increase of 4.2% compared to the interim period ended September 30, 2005. The increase is mainly due to an increase in revenues from VAS, which was affected by an increase in demand for outsourcing services.

   SI revenues increased by 47.2% from the interim period ended September 30, 2005 to JPY 13,253 million for the interim period ended September 30, 2006. The increase was mainly due to a significant increase in one-time revenues from network design, construction and consultation and a continuously steady increase in monthly recurring revenues from network systems operation and maintenance.

   Equipment sales revenues were JPY 1,172 million for the interim period ended September 30, 2006, a decrease of 8.0% compared to the interim period ended September 30, 2005.

2) Cost of Revenues

   The cost of revenues was JPY 21,582 million for the interim period ended September 30, 2006, an increase of 20.0% compared to the interim period ended September 30, 2005.

--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended       Interim period ended
                                                      September 30, 2005         September 30, 2006
                                                    (From April 1, 2005 to     (From April 1, 2006 to       YoY %
                                                     September 30, 2005)         September 30, 2006)       Change
--------------------------------------------------------------------------------------------------------------------
                                                       Millions of Yen             Millions of Yen           %
Connectivity and VAS                                           9,952                      10,324            3.7
--------------------------------------------------------------------------------------------------------------------
SI                                                             6,829                      10,192           49.2
--------------------------------------------------------------------------------------------------------------------
Equipment Sales                                                1,210                       1,066          (11.9)
--------------------------------------------------------------------------------------------------------------------
Total Cost of Revenues                                        17,991                      21,582           20.0
--------------------------------------------------------------------------------------------------------------------

   The cost of connectivity and VAS revenues was JPY 10,324 million for the interim period ended September 30, 2006, an increase of 3.7% compared to the interim period ended September 30, 2005.

   The cost of SI revenues increased by 49.2% to JPY 10,192 million for the interim period ended September 30, 2006 from the interim period ended September 30, 2005, mainly due to an increase in revenues from SI.

   The cost of equipment sales revenues was JPY 1,066 million for the interim period ended September 30, 2006, a decrease of 11.9% compared to the interim period ended September 30, 2005.

3) Sales and Marketing Expenses

   Sales and marketing expenses were JPY 1,633 million for the interim period ended September 30, 2006, an increase of 4.2% compared to the interim period ended September 30, 2005. The increase was mainly due to an increase in personnel expenses and advertising expenses.

4) General and Administrative Expenses

   General and administrative expenses were JPY 1,777 million for the interim period ended September 30, 2006, an increase of 25.7% compared to the interim period ended September 30, 2005. The increase was mainly due to increases in personnel expenses.

5) Operating Income

   Operating income was JPY 1,370 million for the interim period ended September 30, 2006, an increase of 81.8% compared to the interim period ended September 30, 2005. The increase was mainly due to the increase in gross margin, which was caused by the increase in revenues from VAS and SI.

6) Other Income and Others

   Other income for the interim period ended September 30, 2006 was JPY 774 million, a decrease of 24.5% compared to the interim period ended September 30, 2005. The gain from the sale of available-for-sale securities for the interim period ended September 30, 2006 was JPY 923 million, a decrease of 19.7% compared to the interim period ended September 30, 2005.

   The income tax benefit for the interim period ended September 30, 2006 was JPY 960 million. Deferred tax benefits of JPY 1,245 million were recorded resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others. Minority interests in earnings of subsidiaries was JPY 125 million. Equity in net loss of equity method investees was JPY 125 million.

7) Net Income

   Net income for the interim period ended September 30, 2006 was JPY 2,854 million, an increase of 75.8% compared to the interim period ended September 30, 2005.

c. Analysis by Service

1) Connectivity and VAS

   For dedicated access services, customers shifted to higher speed services for IP service, which are mainly used for Internet connection for corporate headquarters and data centers and the number of contracts for broadband services, which are used for the connection of corporate operational sites increased. However, revenues from dedicated access service revenues were JPY 5,303 million for the interim period ended September 30, 2006, a decrease of 2.6% compared to the interim period ended September 30, 2005. The decrease is mainly due to a decrease of revenues of JPY 468 million from the interconnection of IIJ's network with AIH, IIJ's former equity method investee, which was caused by the merger of AIH into IIJ.

   Dial-up access service revenues were JPY 1,213 million for the interim period ended September 30, 2006, a decrease of 12.2% compared to the interim period ended September 30, 2005. The decrease is mainly due to the discontinuance of services of certain large customer to which IIJ provided its services as OEM and the decrease in revenues from services fro individual customers, such as IIJ4U.

   VAS revenues were JPY 3,647 million for the interim period ended September 30, 2006, an increase of 28.1% compared to the interim period ended September, 2005. The increase was mainly due to an increase in revenues from various types of services, such as e-mail, security and Internet VPN related services and data center services.

   Other revenues were JPY 1,857 million for the interim period ended September 30, 2006, a decrease of 0.3% compared to the interim period ended September 30, 2005.

   As a result, revenues from connectivity and VAS for the interim period ended September 30, 2006 were JPY 12,019 million, an increase of 4.2% compared to the interim period ended September 30, 2005. The gross margin for connectivity and VAS was JPY 1,695 million for the interim period ended September 30, 2006, an increase of 7.2% compared to the interim period ended September 30, 2005. The gross margin ratio for connectivity and VAS was 14.1% for the interim period ended September 30, 2006.

(Connectivity and VAS Revenues, Cost of Revenues and Gross Margin Ratio)
--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended       Interim period ended
                                                      September 30, 2005         September 30, 2006
                                                    (From April 1, 2005 to     (From April 1, 2006 to       YoY %
                                                     September 30, 2005)         September 30, 2006)       Change
--------------------------------------------------------------------------------------------------------------------
                                                       Millions of Yen             Millions of Yen           %
Connectivity and VAS Revenues                                 11,533                      12,019            4.2
--------------------------------------------------------------------------------------------------------------------
 Dedicated Access Service Revenues                             5,442                       5,303           (2.6)
--------------------------------------------------------------------------------------------------------------------
 Dial-up Access Service Revenues                               1,381                       1,213          (12.2)
--------------------------------------------------------------------------------------------------------------------
 VAS Revenues                                                  2,846                       3,647           28.1
--------------------------------------------------------------------------------------------------------------------
 Other Revenues                                                1,863                       1,857           (0.3)
--------------------------------------------------------------------------------------------------------------------
Cost of Connectivity and VAS                                   9,952                      10,324            3.7
--------------------------------------------------------------------------------------------------------------------
 Backbone Cost (included in the cost
 of Connectivity and VAS)                                      1,710                       1,747            2.2
--------------------------------------------------------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio                         13.7%                       14.1%             -
--------------------------------------------------------------------------------------------------------------------

2) SI

   Revenue from SI was JPY 13,253 million for the interim period ended September 30, 2006, an increase of 47.2% compared to the interim period ended September 30, 2005. The increase was mainly due to a significant increase of 84.8% in one-time revenues from the construction of networks compared to the interim period ended September 30, 2005 and an continuous increase of 22.2% in monthly recurring revenues from outsourced operations compared to the interim period ended September 30, 2005. The gross margin from SI was JPY 3,061 million and the gross margin ratio for SI was 23.1% for the interim period ended September 30, 2006.


(SI Revenues, Cost of Revenues and Gross Margin Ratio)
--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended       Interim period ended
                                                      September 30, 2005         September 30, 2006
                                                    (From April 1, 2005 to     (From April 1, 2006 to       YoY %
                                                     September 30, 2005)         September 30, 2006)       Change
--------------------------------------------------------------------------------------------------------------------
                                                       Millions of Yen             Millions of Yen           %
SI Revenues                                                  9,002                      13,253              47.2
--------------------------------------------------------------------------------------------------------------------
  Systems Integration                                        3,598                       6,649              84.8
--------------------------------------------------------------------------------------------------------------------
  Outsourced Operation                                       5,404                       6,604              22.2
--------------------------------------------------------------------------------------------------------------------
Cost of SI                                                   6,829                      10,192              49.2
--------------------------------------------------------------------------------------------------------------------
SI Gross Margin Ratio                                         24.1%                       23.1%                -
--------------------------------------------------------------------------------------------------------------------

3)  Equipment sales

   Revenue from equipment sales was JPY 1,172 million for the interim period ended September 30, 2006. The gross margin for the equipment sales for the interim period ended September 30, 2006 was JPY 106 million, and the gross margin ratio was 9.0%, having improved from the interim period ended September 30, 2005.

(Equipment Sales Revenue and Cost)
--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended       Interim period ended
                                                      September 30, 2005         September 30, 2006
                                                    (From April 1, 2005 to     (From April 1, 2006 to       YoY %
                                                     September 30, 2005)         September 30, 2006)       Change
--------------------------------------------------------------------------------------------------------------------
                                                       Millions of Yen             Millions of Yen           %
Equipment Sales Revenues                                     1,274                       1,172             (8.0)
--------------------------------------------------------------------------------------------------------------------
Cost of Equipment Sales                                      1,210                       1,066            (11.9)
--------------------------------------------------------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                             5.1%                        9.0%               -
--------------------------------------------------------------------------------------------------------------------

 (2) Consolidated Financial Position

   Cash at the end of the interim period ended September 30, 2006 was JPY 12,860 million (JPY 6,953 million at the end of the interim period ended September 30, 2005).

(Net cash provided by operating activities)

   Net cash provided by operating activities was JPY 2,512 million for the interim period ended September 30, 2006 (net cash provided by operating activities was JPY 2,997 million for the interim period ended September 30,
2005). Net cash provided by operating activities mainly consisted of an increase in operating income mainly due to an increase in VAS and SI, a decrease in deferred income tax expense, an increase and a decrease in accounts receivable and accounts payable.

(Net cash used in investing activities)

   Net cash used in investing activities was JPY 1,122 million for the interim period ended September 30, 2006 (net cash provided by investing activities was JPY 846 million for the interim period ended September 30, 2005). Net cash used in investing activities mainly consisted of proceeds of JPY 1,118 million from gain from sale of short-term and other investments and purchase of short-term and other investments of JPY 1,661 million.

(Net cash used in financing activities)

   Net cash used in financing activities was JPY 2,251 million for the interim period ended September 30, 2006 (net cash used in financing activities was JPY 2,197 million for the interim period ended September 30, 2005). Net cash used in financing activities included proceeds from issuance of short-term borrowings of JPY 1,195 million and proceeds from securities loan agreement of JPY 977 million. Net cash used in financing activities also included principal payments under capital leases of JPY 1,708 million, repayments of securities loan agreement of JPY 1,496 million and repayments of long-term borrowings of JPY 1,219 million.

(3) Targets for the Fiscal Year Ending March 31, 2007

  On November 2, 2006, IIJ announced that it revised its financial targets for the fiscal year ending March 31, 2007 in consideration of recent trends of its financial results. The revised target is JPY 56,000 million for total revenues (an increase of 12.4% compared to the fiscal year ended March 31, 2006), JPY 3,200 million for operating income (an increase of 32.7% compared to the fiscal year ended March 31, 2006), JPY 5,000 million for income before income tax expense (benefit) (a decrease of 7.0% compared to the fiscal year ended March 31, 2006) and JPY 5,000 million for net income (an increase of 5.2% compared to the fiscal year ended March 31, 2006). The original target that IIJ announced on May 10, 2006 was JPY 55,000 million for total revenues (an increase of 10.4 % compared to the fiscal year ended March 31, 2006), JPY 3,200 million for operating income (an increase of 32.7 % compared to the fiscal year ended March 31, 2006), JPY 6,300 million for income before income tax expense (benefit) (an increase of 17.1% compared to the fiscal year ended March 31, 2006) and JPY 5,000 million for net income (an increase of 5.2% compared to the fiscal year ended March 31, 2006). For details, please see the press release that IIJ made on November 2, 2006.

   Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in the fiscal year ending March 31, 2007, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include:
IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's annual report on Form 20-F and other filings with the United States Securities and Exchange Commission.

   (4) Risk Factors

   The results of operations and financial position of IIJ or the IIJ Group may be adversely and materially impacted by the following and other factors.

- Risk from effects on the IIJ Group's financial results by a lack of improvement of Japan's economy, or a change in economic conditions

- Risk from the IIJ Group's dependence on other companies for telecommunication circuits

- Risk from the IIJ Group's failure to differentiate itself from its competitors due to a decline in its quality of service or risk from an increase of costs to maintain its quality of service

- Risk from the possibility of an interruption of services by the IIJ Group due to natural disasters and/or human errors

- Risk of the IIJ Group's failure to keep and manage its private customer information, such as personal information

- Risk due to the IIJ Group's failure to keep up with technological developments or the necessity of vast financial resources

- Risk associated with a change in business environment of countries abroad where the IIJ Group is conducting businesses and requirement of management attention and financial resources

- Risk from the effects on the IIJ Group's results of operations and financial position by increased price competition in Internet connectivity and value-added services and systems integration

- Risk from the IIJ Group's results of operations and financial position being affected by the IIJ Group's failure to lease backbone circuits properly

- Risk from the IIJ Group's results of operations and financial position being affected by the IIJ Group's failure to manage outsourcing costs, such as failure to control the period or amount of contracts properly.

- Risk of less achievement in business developments than expected, due to the IIJ Group's failure to differentiate itself from its competitors

-    Risk due to the IIJ Group's dependence on its executive officers

- Risk of the IIJ Group's failure to attract and control its human resources properly

- Risk associated with a reduction of value of investments into the IIJ Group companies or requirement of additional financial resources

- Risk from the IIJ Group's results of operations and financial position being affected by seasonal fluctuations in systems integration and equipment sales (revenues and income tend to increase in the fourth quarter of each fiscal year)

- Risk from the impact on the IIJ Group's results of operations and financial position by fluctuations in the stock prices of companies in which it has invested

- Risk associated with regulatory matters and new legislation related to the telecommunications law, and legal regulations of the Internet

- Risk of the IIJ Group's violation of intellectual property rights of other parties

   For details of risk regarding IIJ Group's business, please refer to a Yuka-shoken-hokokusho, an annual report submitted to the regulatory public organization in Japan in accordance with the laws and regulations in Japan, an annual report on Form 20-F submitted to United States Securities and Exchange Commission and others.


4. Consolidated Financial Statements
 (Unaudited)
(From April 1, 2006 through September 30, 2006)

(1) Consolidated Balance Sheets
----------------------------------------------------------------------
                         As of September 30, 2006   As of September
                                                        30, 2005
----------------------------------------------------------------------
                        ThousandsThousands of      Thousands of
                         of U.S.      Yen               Yen
                         Dollars                  %                 %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                   108,990  12,859,745         6,953,496
  Accounts receivable,
   net of allowance for
   doubtful accounts of
   JPY 22,198 thousand,
   and JPY 33,537
   thousand and JPY
   23,411 thousand at
   September 30, 2006,
   September 30, 2005
   and March 31, 2006,
   respectively           65,994   7,786,677         6,684,910
  Inventories              5,034     593,899           286,367
  Prepaid expenses        11,268   1,329,486           989,785
  Other current assets,
   net of allowance for
   doubtful accounts of
   JPY 3,850 thousand
   and JPY 33,250
   thousand at September
   30, 2006 and March
   31, 2006,
   respectively            7,411     874,401           145,243
                        ---------------------      ------------
    Total current assets 198,697  23,444,208  53.2  15,059,801  41.7
INVESTMENTS IN AND
 ADVANCES TO EQUITY
 METHOD INVESTEES, net
 of loan loss valuation
 allowance of JPY 16,701
 thousand, JPY 31,378
 thousand and JPY 16,701
 thousand at September
 30, 2006, September 30,
 2005 and March 31,
 2006, respectively        8,843   1,043,410   2.4     452,702   1.3
OTHER INVESTMENTS         52,694   6,217,408  14.1   8,048,512  22.3
PROPERTY AND EQUIPMENT-
 Net                      80,484   9,496,329  21.6   9,142,951  25.3
INTANGIBLE ASSETS-Net      5,383     635,147   1.4     628,361   1.7
GUARANTEE DEPOSITS        12,985   1,532,046   3.5   2,100,008   5.8
OTHER ASSETS, net of
 allowance for doubtful
 accounts of JPY 65,251
 thousand, JPY 26,272
 thousand and JPY 40,980
 thousand at September
 30, 2006, September 30,
 2005 and March 31,
 2006, respectively       14,144   1,668,884   3.8     688,200   1.9
                        ---------------------      ------------
TOTAL                    373,230  44,037,432 100.0  36,120,535 100.0
                        ---------------------      ------------

----------------------------------------------------------------------

----------------------------------------------------------------------
                         As of September 30, 2006   As of September
                                                        30, 2005
----------------------------------------------------------------------
                        ThousandsThousands of      Thousands of
                         of U.S.      Yen               Yen
                         Dollars                  %                 %
----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES:
  Short-term borrowings   48,733   5,750,000         4,922,177
  Long-term borrowings-
   current portion         8,988   1,060,476         2,537,997
  Payable under
   securities loan
   agreement               4,076     480,960         1,518,400
  Capital lease
   obligations-current
   portion                23,739   2,800,937         2,716,030
  Accounts payable        43,142   5,090,316         5,205,982
  Accrued expenses         5,541     653,789           515,976
  Other current
   liabilities            14,579   1,720,181           790,194
                        ---------------------      ------------
    Total current
     liabilities         148,798  17,556,659  39.9  18,206,756  50.4
LONG-TERM BORROWINGS           -           -     -   1,060,476   2.9
CAPITAL LEASE
 OBLIGATIONS-Noncurrent   37,053   4,371,896   9.9   3,896,848  10.8
ACCRUED RETIREMENT AND
 PENSION COSTS             2,274     268,292   0.6     181,289   0.5
OTHER NONCURRENT
 LIABILITIES               5,671     669,131   1.5     387,259   1.1
                        ---------------------      ------------
    Total Liabilities    193,796  22,865,978  51.9  23,732,628  65.7
                        ---------------------      ------------
MINORITY INTEREST         11,555   1,363,362   3.1   1,007,787   2.8
                        ---------------------      ------------
COMMITMENTS AND
 CONTINGENCIES                 -           -     -           -     -
SHAREHOLDERS' EQUITY:

  Common-stock
  -authorized, 377,600
   shares; issued and
   outstanding, 204,300
   shares at September
   30, 2006 and March
   31, 2006
-authorized, 377,600
 shares; issued and
 outstanding, 191,800
 shares at September 30,
 2005                    142,672  16,833,847  38.2  13,765,372  38.1
  Additional paid-in
   capital               225,436  26,599,217  60.4  23,637,628  65.4
  Accumulated deficit   (227,363)(26,826,562)(60.9)(32,810,738)(90.8)
  Accumulated other
   comprehensive income   27,848   3,285,828   7.5   6,872,096  19.0
  Treasury stock-777
   shares, 602 shares
   and 777 shares held
   by an equity method
   investee at September
   30, 2006, September
   30, 2005 and March
   31, 2006,
   respectively             (714)    (84,238) (0.2)    (84,238) (0.2)
                        ---------------------      ------------
    Total shareholders'
     equity              167,879  19,808,092  45.0  11,380,120  31.5
                        ---------------------      ------------
TOTAL                    373,230  44,037,432 100.0  36,120,535 100.0
                        ---------------------      ------------

----------------------------------------------------------------------


(1) Consolidated Balance Sheets
----------------------------------------------------------------------
                                                     As of March 31,
                                                           2006
----------------------------------------------------------------------
                                                    Thousands of
                                                         Yen         %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                                               13,727,021
  Accounts receivable, net of allowance for
   doubtful accounts of JPY 22,198 thousand, and
   JPY 33,537 thousand and JPY 23,411 thousand at
   September 30, 2006, September 30, 2005 and March
   31, 2006, respectively                            11,962,304
  Inventories                                           851,857
  Prepaid expenses                                    1,031,325
  Other current assets, net of allowance for
   doubtful accounts of JPY 3,850 thousand and JPY
   33,250 thousand at September 30, 2006 and March
   31, 2006, respectively                               214,121
                                                   -------------
    Total current assets                             27,786,628  54.8
INVESTMENTS IN AND ADVANCES TO EQUITY METHOD
 INVESTEES, net of loan loss valuation allowance of
 JPY 16,701 thousand, JPY 31,378 thousand and JPY
 16,701 thousand at September 30, 2006, September
 30, 2005 and March 31, 2006, respectively            1,162,971   2.3
OTHER INVESTMENTS                                     8,020,705  15.8
PROPERTY AND EQUIPMENT-Net                           10,299,496  20.3
INTANGIBLE ASSETS-Net                                   632,594   1.2
GUARANTEE DEPOSITS                                    1,549,653   3.1
OTHER ASSETS, net of allowance for doubtful
 accounts of JPY 65,251 thousand, JPY 26,272
 thousand and JPY 40,980 thousand at September 30,
 2006, September 30, 2005 and March 31, 2006,
 respectively                                         1,252,942   2.5
                                                   -------------
TOTAL                                                50,704,989 100.0
                                                   -------------

----------------------------------------------------------------------

----------------------------------------------------------------------
                                                     As of March 31,
                                                           2006
----------------------------------------------------------------------
                                                    Thousands of
                                                         Yen         %
----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                               4,555,000
  Long-term borrowings-current portion                1,989,963
  Payable under securities loan agreement               999,600
  Capital lease obligations-current portion           3,003,914
  Accounts payable                                   10,107,942
  Accrued expenses                                      540,027
  Other current liabilities                           1,702,208
                                                   -------------
    Total current liabilities                        22,898,654  45.2
LONG-TERM BORROWINGS                                    290,000   0.6
CAPITAL LEASE OBLIGATIONS-Noncurrent                  4,980,659   9.8
ACCRUED RETIREMENT AND PENSION COSTS                    223,332   0.4
OTHER NONCURRENT LIABILITIES                            827,086   1.6
                                                   -------------
    Total Liabilities                                29,219,731  57.6
                                                   -------------
MINORITY INTEREST                                     1,263,320   2.5
                                                   -------------
COMMITMENTS AND CONTINGENCIES                                 -     -
SHAREHOLDERS' EQUITY:

  Common-stock
  -authorized, 377,600 shares; issued and
   outstanding, 204,300 shares at September 30,
   2006 and March 31, 2006
-authorized, 377,600 shares; issued and
 outstanding, 191,800 shares at September 30, 2005   16,833,847  33.2
  Additional paid-in capital                         26,599,217  52.5
  Accumulated deficit                               (29,680,482)(58.5)
  Accumulated other comprehensive income              6,553,594  12.9
  Treasury stock-777 shares, 602 shares and 777
   shares held by an equity method investee at
   September 30, 2006, September 30, 2005 and March
   31, 2006, respectively                               (84,238) (0.2)
                                                   -------------
    Total shareholders' equity                       20,221,938  39.9
                                                   -------------
TOTAL                                                50,704,989 100.0
                                                   -------------

----------------------------------------------------------------------



    (Note)

    The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.



(2) Consolidated Statements of Income
----------------------------------------------------------------------
                                            Interim Period Ended
                                              September 30, 2006
                                        ------------------------------
                                        ThousandsThousands    % of
                                         of U.S.    of Yen    total
                                         Dollars             revenues
----------------------------------------------------------------------
REVENUES:
 Connectivity and value-added services:
   Dedicated access                       44,942  5,302,635
   Dial-up access                         10,279  1,212,804
   Value-added services                   30,911  3,647,219
   Other                                  15,737  1,856,829
                                        --------------------
    Total                                101,869 12,019,487
 Systems integration                     112,322 13,252,936
 Equipment sales                           9,930  1,171,611
                                        --------------------
    Total revenues                       224,121 26,444,034    100.0
                                        --------------------
COST AND EXPENSES:
 Cost of connectivity and value-added
  services                                87,500 10,324,133
 Cost of systems integration              86,379 10,191,816
 Cost of equipment sales                   8,774  1,066,013
                                        --------------------
    Total cost                           182,913 21,581,962     81.6
 Sales and marketing                      13,838  1,632,728      6.2
 General and administrative               15,058  1,776,725      6.7
 Research and development                    697     82,191      0.3
                                        --------------------
    Total cost and expenses              212,506 25,073,606     94.8
                                        --------------------
OPERATING INCOME                          11,615  1,370,428      5.2
                                        --------------------
OTHER INCOME:
 Interest income                              63      7,481
 Interest expense                         (1,742)  (205,500)
 Foreign exchange gains (losses)              (0)       (10)
 Gain on other investments-net             7,821    922,836
 Other-net                                   416     49,096
                                        --------------------
    Other income-net                       6,559    773,903      2.9
                                        --------------------
INCOME FROM OPERATIONS BEFORE INCOME TAX
 EXPENSE (BENEFIT), MINORITY INTERESTS
 AND EQUITY IN NET INCOME (LOSS) OF
 EQUITY METHOD INVESTEES                  18,174  2,144,331      8.1
                                        --------------------
INCOME TAX EXPENSE (BENEFIT)              (8,134)  (959,783)    (3.7)
MINORITY INTERESTS IN EARNINGS OF
 SUBSIDIARIES                             (1,060)  (125,108)    (0.5)
                                        --------------------
EQUITY IN NET INCOME (LOSS) OF EQUITY
 METHOD INVESTEES                         (1,060)  (125,086)    (0.5)
                                        --------------------
NET INCOME                                24,188  2,853,920     10.8
----------------------------------------------------------------------

----------------------------------------------------------------------
                                            Interim Period Ended
                                              September 30, 2006
                                        ------------------------------
                                        Thousands  Thousands of Yen
                                         of U.S.
                                         Dollars
----------------------------------------------------------------------
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES             203,989
DILUTED WEIGHTED-AVERAGE NUMBER OF
 SHARES                                             204,166
BASIC NET INCOME PER SHARE                   119     13,991
DILUTED NET INCOME PER SHARE                 118     13,978
----------------------------------------------------------------------


(2) Consolidated Statements of Income
----------------------------------------------------------------------
                              Interim Period Ended Fiscal Year Ended
                               September 30, 2005    March 31, 2006
                             -----------------------------------------
                              Thousands    % of   Thousands    % of
                                 of Yen    total     of Yen    total
                                          revenues            revenues
----------------------------------------------------------------------
REVENUES:
 Connectivity and value-added
  services:
   Dedicated access            5,442,225          10,625,268
   Dial-up access              1,381,109           2,673,808
   Value-added services        2,846,450           6,249,891
   Other                       1,863,325           3,673,872
                             ------------         -----------
    Total                     11,533,109          23,222,839
 Systems integration           9,001,675          23,504,537
 Equipment sales               1,274,139           3,085,208
                             ------------         -----------
    Total revenues            21,808,923    100.0 49,812,584    100.0
                             ------------         -----------
COST AND EXPENSES:
 Cost of connectivity and
  value-added services         9,951,821          20,077,990
 Cost of systems integration   6,829,036          18,120,418
 Cost of equipment sales       1,209,794           2,818,036
                             ------------         -----------
    Total cost                17,990,651     82.5 41,016,444     82.4
 Sales and marketing           1,567,363      7.2  3,079,526      6.2
 General and administrative    1,413,083      6.5  3,147,315      6.3
 Research and development         83,851      0.4    158,155      0.3
                             ------------         -----------
    Total cost and expenses   21,054,948     96.6 47,401,440     95.2
                             ------------         -----------
OPERATING INCOME                 753,975      3.4  2,411,144      4.8
                             ------------         -----------
OTHER INCOME:
 Interest income                   7,874              13,099
 Interest expense               (215,913)           (437,364)
 Foreign exchange gains
  (losses)                         4,963               3,470
 Gain on other investments-
  net                          1,148,797           3,197,690
 Other-net                        79,129             190,520
                             ------------         -----------
    Other income-net           1,024,850      4.7  2,967,415      6.0
                             ------------         -----------
INCOME FROM OPERATIONS BEFORE
 INCOME TAX EXPENSE
 (BENEFIT), MINORITY
 INTERESTS AND EQUITY IN NET
 INCOME (LOSS) OF EQUITY
 METHOD INVESTEES              1,778,825      8.1  5,378,559     10.8
                             ------------         -----------
INCOME TAX EXPENSE (BENEFIT)      82,011      0.3    257,360      0.5
MINORITY INTERESTS IN
 EARNINGS OF SUBSIDIARIES       (105,632)    (0.5)  (353,883)    (0.7)
                             ------------         -----------
EQUITY IN NET INCOME (LOSS)
 OF EQUITY METHOD INVESTEES       32,132      0.1    (13,746)    (0.1)
                             ------------         -----------
NET INCOME                     1,623,314      7.4  4,753,570      9.5
----------------------------------------------------------------------

----------------------------------------------------------------------
                              Interim Period Ended Fiscal Year Ended
                               September 30, 2005    March 31, 2006
                             -----------------------------------------
                                Thousands of Yen    Thousands of Yen
----------------------------------------------------------------------
BASIC WEIGHTED-AVERAGE NUMBER
 OF SHARES                       191,518             195,613
DILUTED WEIGHTED-AVERAGE
 NUMBER OF SHARES                191,667             195,955
BASIC NET INCOME PER SHARE         8,476              24,301
DILUTED NET INCOME PER SHARE       8,469              24,258
----------------------------------------------------------------------


(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.




(3) Consolidated Statements of Shareholders' Equity
Consolidated statements of shareholders' equity for the interim period ended September 30, 2006

----------------------------------------------------------------------
                        Shares of    Common   Additional Accumulated
                          Common      Stock     Paid-in     Deficit
                          Stock                 Capital
                        Outstanding
                        (Including
                         Treasury
                          Stock)
                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006     204,300 16,833,847 26,599,217 (29,680,482)
Net income                                                 2,853,920
Other comprehensive
 loss, net of tax
Total comprehensive
 loss
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30,
 2006                      204,300 16,833,847 26,599,217 (26,826,562)
                       -----------------------------------------------

----------------------------------------------------------------------

Consolidated statements of shareholders' equity for the interim period ended September 30, 2006

----------------------------------------------------------------------
                        Shares of    Common   Additional Accumulated
                          Common      Stock     Paid-in     Deficit
                          Stock                 Capital
                        Outstanding
                        (Including
                         Treasury
                          Stock)
                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006     204,300    142,672    225,436    (251,551)
Net income                                                    24,188
Other comprehensive
 loss, net of tax
Total comprehensive
 loss
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30,
 2006                      204,300    142,672    225,436    (227,363)
                       -----------------------------------------------

----------------------------------------------------------------------
(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.

Consolidated statements of shareholders' equity for the interim period ended September 30, 2005

----------------------------------------------------------------------
                        Shares of    Common   Additional Accumulated
                          Common      Stock     Paid-in     Deficit
                          Stock                 Capital
                        Outstanding
                        (Including
                         Treasury
                          Stock)
                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005     191,800 13,765,372 23,637,628 (34,434,052)
Net income                                                 1,623,314
Other comprehensive
 loss, net of tax
Total comprehensive
 income
Purchase of common
 stock by an equity
 method investee
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30,
 2005                      191,800 13,765,372 23,637,628 (32,810,738)
                       -----------------------------------------------

----------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006

----------------------------------------------------------------------
                        Shares of    Common   Additional Accumulated
                          Common      Stock     Paid-in     Deficit
                          Stock                 Capital
                        Outstanding
                        (Including
                         Treasury
                          Stock)
                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005     191,800 13,765,372 23,637,628 (34,434,052)
Net income                                                 4,753,570
Other comprehensive
 loss, net of tax
Total comprehensive
 income
Issuance of common
 stock, net of issuance
 cost                       12,500  3,068,475  2,961,589
Purchase of common
 stock by an equity
 method investee
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006    204,300 16,833,847 26,599,217 (29,680,482)
                       -----------------------------------------------

(3) Consolidated Statements of Shareholders' Equity
Consolidated statements of shareholders' equity for the interim period ended September 30, 2006
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                                      Accumulated  Treasury   Total
                                         Other       Stock
                                      Comprehensive
                                         Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006                   6,553,594 (84,238)20,221,938
Net income                                                  2,853,920
Other comprehensive loss, net of tax    (3,267,766)        (3,267,766)
                                                           -----------
Total comprehensive loss                                     (413,846)
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2006              3,285,828 (84,238)19,808,092
                                    ----------------------------------

----------------------------------------------------------------------

Consolidated statements of shareholders' equity for the interim period ended September 30, 2006
                                     (Unit: Thousands of U.S. Dollars)
----------------------------------------------------------------------
                                      Accumulated  Treasury   Total
                                         Other       Stock
                                      Comprehensive
                                         Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006                      55,544    (714)   171,387
Net income                                                     24,188
Other comprehensive loss, net of tax       (27,695)           (27,695)
                                                           -----------
Total comprehensive loss                                       (3,507)
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2006                 27,848    (714)   167,879
                                    ----------------------------------

----------------------------------------------------------------------
(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.

Consolidated statements of shareholders' equity for the interim period ended September 30, 2005
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                                      Accumulated  Treasury   Total
                                         Other       Stock
                                      Comprehensive
                                         Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005                   8,690,125 (44,000)11,615,073
Net income                                                  1,623,314
Other comprehensive loss, net of tax    (1,818,029)        (1,818,029)
                                                           -----------
Total comprehensive income                                   (194,715)
Purchase of common stock by an
 equity method investee                            (40,238)   (40,238)
----------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2005              6,872,096 (84,238)11,380,120
                                    ----------------------------------

----------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                                      Accumulated  Treasury   Total
                                         Other       Stock
                                      Comprehensive
                                         Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005                   8,690,125 (44,000)11,615,073
Net income                                                  4,753,570
Other comprehensive loss, net of tax    (2,136,531)        (2,136,531)
                                                           -----------
Total comprehensive income                                  2,617,039
Issuance of common stock, net of
 issuance cost                                              6,030,064
Purchase of common stock by an
 equity method investee                            (40,238)   (40,238)
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006                  6,553,594 (84,238)20,221,938
                                    ----------------------------------




(4) Condensed Consolidated Statements of Cash Flows
----------------------------------------------------------------------
                                                 Interim
                                                  Period   Fiscal Year
                                                   Ended      Ended
                            Interim Period Ended September  March 31,
                             September 30, 2006   30, 2005     2006
                            ------------------------------------------
                            Thousands
                             of U.S. Thousands  Thousands  Thousands
                             Dollars    of Yen     of Yen     of Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                   24,188  2,853,920  1,623,314  4,753,570
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation and
    amortization              18,443  2,176,125  2,023,884  4,209,037
   Reversal of doubtful
    accounts and advances        (38)    (4,446)    (7,012)   (12,009)
   Gains on other
    investments-net           (7,821)  (922,836)(1,148,797)(3,197,690)
   Foreign exchange gains        (20)    (2,386)   (10,409)    (7,825)
   Equity in net loss
    (income) of equity
    method investees           1,060    125,086    (32,132)    13,746
   Minority interests in
    earnings of subsidiaries   1,060    125,108    105,632    353,883
   Deferred income tax
    expense (benefit)        (10,553)(1,245,146)     7,662   (230,841)
   Others                        756     89,239     45,762    215,480
 Changes in operating assets
  and liabilities:
   Decrease (increase) in
    accounts receivable       35,160  4,148,536    824,634 (4,460,173)
   Decrease (increase) in
    inventories, prepaid
    expenses and other
    current and noncurrent
    assets                       787     92,884   (618,974)(1,390,398)
   Increase (decrease) in
    accounts payable         (42,035)(4,959,668)   139,046  4,975,623
   Increase in accrued
    expenses, other current
    and noncurrent
    liabilities                  305     36,014     44,335  1,336,421
----------------------------------------------------------------------
     Net cash provided by
      operating activities    21,294  2,512,430  2,996,945  6,558,824
----------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of property and
  equipment                   (4,745)  (559,868)  (327,693)  (919,366)
 Purchase of short-term and
  other investments          (14,079)(1,661,181)  (300,155)  (674,569)
 Investment in an equity
  method investee                  -          -          -   (750,000)
 Purchase of subsidiary
  stock from minority
  shareholders                  (234)   (27,559)  (192,142)  (192,142)
 Proceeds from sales and
  redemption of short-term
  and other investments        9,473  1,117,775  1,496,078  3,613,239
 Acquisition of a newly
  controlled company, net of
  cash acquired                    -          -    229,457    229,457
 Refund (payment) of
  guarantee deposits-net         133     15,643    (46,466)   506,795
 Other                           (58)    (6,794)   (13,303)    (8,564)
----------------------------------------------------------------------
     Net cash provided by
      (used in) investing
      activities              (9,509)(1,121,984)   845,776  1,804,850
----------------------------------------------------------------------
                                                 Interim
                                                  Period   Fiscal Year
                                                   Ended      Ended
                            Interim Period Ended September  March 31,
                             September 30, 2006   30, 2005     2006
                            ------------------------------------------
                            Thousands
                             of U.S. Thousands  Thousands  Thousands
                             Dollars    of Yen     of Yen     of Yen
----------------------------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from issuance of
  short-term borrowings with
  initial maturities over
  three months and long-term
  borrowings                  36,868  4,350,000  1,000,000  1,000,000
 Repayments of long-term
  borrowings                 (10,336)(1,219,487)(1,667,546)(2,986,056)
 Proceeds from securities
  loan agreement               8,281    977,040  1,734,800  4,897,040
 Repayments of securities
  loan agreement             (12,676)(1,495,680)(1,945,920)(5,626,960)
 Principal payments under
  capital leases             (14,472)(1,707,548)(1,515,569)(3,105,519)
 Net increase (decrease) in
  short-term borrowings      (26,740)(3,155,000)   197,544   (169,633)
 Proceeds from issuance of
  common stock, net of
  issuance cost                    -          -          -  6,030,064
----------------------------------------------------------------------
     Net cash provided by
      (used in) financing
      activities             (19,075)(2,250,675)(2,196,691)    38,936
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                 (60)    (7,047)    20,989     37,934

NET INCREASE (DECREASE) IN
 CASH                         (7,350)  (867,276) 1,667,019  8,440,544
CASH, BEGINNING OF EACH
 PERIOD                      116,341 13,727,021  5,286,477  5,286,477
----------------------------------------------------------------------
CASH, END OF EACH PERIOD     108,990 12,859,745  6,953,496 13,727,021
----------------------------------------------------------------------

----------------------------------------------------------------------
ADDITIONAL CASH FLOW
 INFORMATION:
Interest paid                  1,643    193,869    216,012    426,692
Income taxes paid              1,792    211,428    112,252    148,101

NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Acquisition of assets by
  entering into capital
  leases                       7,783    918,273  1,000,719  3,842,952
 Exchange of common stock
  investment due to merger:
   Market value of common
    shares acquired                -          -          -      7,390
   Cost of investment              -          -          -      2,584
 Acquisition of business and
  a company:
   Assets acquired                 -          -    843,485    843,485
   Cash paid                       -          -   (733,589)  (733,589)
   Liabilities assumed             -          -    109,896    109,896
----------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.99, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 29, 2006.

[This is an English Translation of the Original Version in Japanese]

Significant Basic Items for Preparation of Consolidated Financial Statements for
--------------------------------------------------------------------------------
the Interim Period Ended September 30, 2006
-------------------------------------------

   The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements for the Interim Period Ended September 30, 2006

   The consolidated financial statements for the interim period ended September 30, 2006 have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999).

   IIJ registered issuance of ADRs under the United States Securities and Exchange Commission ("the United States SEC") and list IIJ's ADRs on NASDAQ market in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

Basis of Presentation

   IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

   The consolidated financial statements for the interim period ended September 30, 2006 include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ Technology"), IIJ Financial Systems Inc. ("IIJ FS"), Net Chart Japan Inc. ("Net Chart") and IIJ America, Inc. ("IIJ America"), which have interim periods ending September 30, except for IIJ America. IIJ America's interim period end is June 30 and such date was used for purposes of preparing the consolidated financial statements for the interim period ended September 30, 2006 as it is not practicable for the subsidiary to report its financial results as of September 30. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements for the interim period ended September 30, 2006. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

   A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

   Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and Wide-area Ethernet services to construct networks that connect multiple operational sites for customers. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

   Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

   Systems integration revenues consist principally of the consultation of Internet network systems, design, development or construction and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as consultation, planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

   Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

   Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenues are recognized when equipments are delivered and accepted by the customer.

Cash and Cash Equivalents

   Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

   An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

   In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

   The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

   Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Fair value is determined as the Company's interest in the net assets of investees.

Inventories

   Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Leases

   Capital leases, which meet specific criteria noted in SFAS No. 13, "Accounting for Leases", are capitalized at the inception of the lease at present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

   The useful lives for depreciation and amortization by major asset classes are as follows:

----------------------------------------------------------------------------------------------------
                                                                          Range of useful lives
----------------------------------------------------------------------------------------------------
Data communications, office and other equipment                               2 to 15 years
Leasehold improvements                                                        3 to 15 years
Purchased software                                                                  5 years
Capitalized leases                                                             4 to 7 years
----------------------------------------------------------------------------------------------------

Impairment of Long-Lived Assets

   Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". There were no impairment loss for long-lived assets for the interim period ended September 30, 2005, and the interim period ended September 30, 2006 and the fiscal year ended March 31, 2006.

Goodwill and Intangible Assets

   In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31.

Pension and severance indemnities plans

   The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, "Employers' Accounting for Pensions".

Income Taxes

   The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

   Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using period-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

   The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock Sprits

   On August 4, 2005, IIJ's board of directors approved a five-for-one split of IIJ's common stock. Shareholders of record on August 31, 2005 received an additional common share. The stock split was effective on October 11, 2005. In order to reflect this split, information pertaining to the number of shares of common stock and net income per share has been restated in the accompanying financial statements and related notes.

Stock-based Compensation

   The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Accounting for Stock-Based Compensation" from the interim period ended September 30, 2006. SFAS No. 123R requires compensation expense for stock options and other share-based payment to be measured and recorded based on the instruments' fair value. The Company adopted SFAS No. 123R and the related FASB Staff Positions on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options' fair value attributable to vested awards prior to the adoption of SFAS No. 123R is never recognized.

   As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No. 123R did not have any impact on the Company's consolidated financial position or results of operations.

Research and Development and Advertising

   Research and development and advertising costs are expensed as incurred.

Advertising

   Advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share

   Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period.

   Diluted net income per share reflects the potential dilutive effect of stock options. (See note 8 - Basic and Diluted Net Income per Share)

Other Comprehensive Income (Loss)

   Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

   The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is IIJ's President and Representative Director, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

   In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in quarterly financial statements, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting this interpretation.

   In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157.

   In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of their benefit plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income. SFAS No. 158 is effective for fiscal years ended after December 15, 2006 except for the change in measurement date which is effective as of the beginning of the fiscal year beginning after December 15, 2008. The adoption of SFAS No. 158 is not expected to impact the Company's consolidated financial condition and results of operations.

5. Other Investments (Unaudited)

Available-for-sale Securities:

---------------------------------------------------------------------------------------------------------------------
                                            At the end of the Interim Period ended September 30, 2005
                                                            (As of September 30, 2005)
---------------------------------------------------------------------------------------------------------------------
                                           Cost         Unrealized gains     Unrealized losses       Fair value
---------------------------------------------------------------------------------------------------------------------
  Available-for-sale--Equity
  securities
  (Thousands of Yen)                    207,783             6,886,536                     -             7,094,319
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                            At the end of the Interim Period ended September 30, 2006
                                                            (As of September 30, 2006)

---------------------------------------------------------------------------------------------------------------------
                                           Cost           Unrealized gains     Unrealized losses         Fair value
---------------------------------------------------------------------------------------------------------------------
  Available-for-sale--Equity
  securities
  (Thousands of Yen)                    216,860             3,283,043                     -             3,499,903
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                At the end of the Fiscal Year ended March 31, 2006
                                                              (As of March 31, 2006)
---------------------------------------------------------------------------------------------------------------------
                                           Cost           Unrealized gains     Unrealized losses         Fair value
---------------------------------------------------------------------------------------------------------------------
  Available-for-sale--Equity
  securities
  (Thousands of Yen)                    222,807             6,552,623                    42             6,775,388
---------------------------------------------------------------------------------------------------------------------

   In addition to the above, the aggregate cost of the Company's cost method investments, included in other investments, totaled JPY 954,193 thousand, JPY 2,717,505 thousand and JPY 1,245,317 thousand at September 30, 2005, September 30, 2006, and March 31, 2006, respectively.

6. Leases

   Notes regarding leases are omitted since the information is disclosed on Electronic Disclosure for Investors' NETwork (EDINET), the disclosure system operated by Financial Services Agency in Japan.

7. Derivative and Other Financial Instruments

   Notes regarding derivative and other financial instruments are omitted since the information is disclosed on Electronic Disclosure for Investors' NETwork (EDINET), the disclosure system operated by Financial Services Agency in Japan.

8. Basic and Diluted Net Income per Share

   The basic and diluted net income per share for the interim period ended September 30, 2005, the interim period ended September 30, 2006 and the fiscal year ended March 31, 2006 was as follows:


--------------------------------------------------------------------------------------------------------------------
                                         Interim Period Ended     Interim Period Ended    Fiscal Year Ended March
                                          September 30, 2005       September 30, 2006             31, 2006
                                        (From April 1, 2005 to   (From April 1, 2006 to    (From April 1, 2005 to
                                          September 30, 2005)      September 30, 2006)        March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
  Numerator:
   Net income (Thousands of Yen)                     1,623,314                2,853,920                 4,753,570
   Dilutive effect
   (Thousands of Yen)                                        -                        -                         -
--------------------------------------------------------------------------------------------------------------------
   Diluted net income
   (Thousands of Yen)                                1,623,314                2,853,920                 4,753,570
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  Denominator:
   Basic weighted average number of                    191,518                  203,989                   195,613
   shares of common stock outstanding
   Effect by stock option                                  149                      177                       342
--------------------------------------------------------------------------------------------------------------------
   Diluted weighted average number
   of shares of common stock
   outstanding                                         191,667                  204,166                   195,955
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  Basic net income per share                             8,476                   13,991                    24,301
--------------------------------------------------------------------------------------------------------------------
  Diluted net income per share                           8,469                   13,978                    24,258
--------------------------------------------------------------------------------------------------------------------

   For the interim period ended September 30, 2005, the interim period ended September 30, 2006 and the fiscal year ended March 31, 2006, the number of the potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 975, 950 and 975, respectively.

9. Subsequent Events (Unaudited)

None.

10. Status of Production, Receipt of Order and Sales Activities

(1)      Results of Production

   Results of production for the interim period ended September 30, 2006 was as follows.

--------------------------------------------------------------------------------------------------------------------
                                                                 Interim Period Ended September 30, 2006
                                                                (From April 1, 2006 to September 30, 2006)
--------------------------------------------------------------------------------------------------------------------
                                                               Thousands of Yen                    YoY % Change
--------------------------------------------------------------------------------------------------------------------
  Systems integration                                                  9,993,745                            +43.7
--------------------------------------------------------------------------------------------------------------------
                    Total                                              9,993,745                            +43.7
--------------------------------------------------------------------------------------------------------------------

(Notes)
1. Consumption tax is not included.

2. Results of production for Internet connectivity services, value-added services and equipment sales are not included, since the Company does not produce for.

(2)      Results of Receiving Orders

   Result of receiving orders for the interim period ended September 30, 2006 was as follows.

--------------------------------------------------------------------------------------------------------------------
                                                         Interim Period Ended September 30, 2006
                                                       (From April 1, 2006 to September 30, 2006)
--------------------------------------------------------------------------------------------------------------------
                                           Order received         YoY %          Order backlog           YoY %
                                         (Thousands of Yen)                    (Thousands of Yen)
--------------------------------------------------------------------------------------------------------------------
  Systems integration and equipment
  sales                                           18,539,942         +44.7              10,361,880          +42.5
--------------------------------------------------------------------------------------------------------------------
               Total                              18,539,942         +44.7              10,361,880          +42.5
--------------------------------------------------------------------------------------------------------------------

(Notes)
1. Consumption tax is not included.

2. Results of receiving orders and order backlog for Internet connectivity services and value-added services are not included, since the Company does not produce for.

3. Systems integration and equipment sales are totaled, as they cannot be classified properly at the stage of receiving orders.

(3)      Results of Sales Activities

   Results of sales activities for the interim period ended September 30, 2006 was as follows.

---------------------------------------------------------------------------------------------------------------------
                                      Interim Period Ended       Interim Period Ended              Change
                                       September 30, 2005         September 30, 2006
                                     (From April 1, 2005 to     (From April 1, 2006 to
                                       September 30, 2005)        September 30, 2006)
---------------------------------------------------------------------------------------------------------------------
                                        Thousands of Yen           Thousands of Yen           Thousands of Yen
---------------------------------------------------------------------------------------------------------------------
  Connectivity and value-added                    11,533,109                 12,019,487                    486,378
  services:
    Dedicated access                               5,442,225                  5,302,635                  (139,590)
    Dial-up access                                 1,381,109                  1,212,804                  (168,305)
    Value-added services                           2,846,450                  3,647,219                    800,769
    Other                                          1,863,325                  1,856,829                    (6,496)
---------------------------------------------------------------------------------------------------------------------
   Systems integration                             9,001,675                 13,252,936                  4,251,261
---------------------------------------------------------------------------------------------------------------------
    Systems integration                            3,597,591                  6,648,818                  3,051,227
    Outsourced operation                           5,404,084                  6,604,118                  1,200,034
---------------------------------------------------------------------------------------------------------------------
   Equipment Sales                                 1,274,139                  1,171,611                  (102,528)
---------------------------------------------------------------------------------------------------------------------
              Total                               21,808,923                 26,444,034                  4,635,111
---------------------------------------------------------------------------------------------------------------------

(Notes)

1. Consumption tax is not included.

2. Sales to each customer and its ratio to aggregate sales for the interim period ended September 30, 2005 and the interim period ended September 30, 2006 are omitted as the ratios are less than 0.1.




    CONTACT: IIJ Corporate Communications
             Taisuke ONO
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/